UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 3)*

                   Under the Securities Exchange Act of 1934


                              HealthTronics, Inc.
                    --------------------------------------
                               (Name of Issuer)

                         Common Stock, no par value___
                    --------------------------------------
                        (Title of Class of Securities)

                                   42222L107
                    --------------------------------------
                                (CUSIP Number)

                               Murray A. Indick
                        Prides Capital Partners, L.L.C.
                          200 High Street, Suite 700
                               Boston, MA 02110
                                (617) 778-9200
                    --------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 1, 2005
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSUP No. 42222L107              SCHEDULE 13D/A                   Page 2 of 12
-------------------------------------------------------------------------------
   1. NAME OR REPORTING PERSON

                Prides Capital Partners, L.L.C.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                20-0654530

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                 (b) /x/
-------------------------------------------------------------------------------

   3. SEC USE ONLY

-------------------------------------------------------------------------------

   4. SOURCE OF FUNDS*:

               OO
-------------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

------------------------------------------------------------------------------

   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware
-------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

  NUMBER OF                       -0-

   SHARES             ---------------------------------------------------------
                      8. SHARED VOTING POWER
BENEFICIALLY
                              2,452,565
  OWNED BY
                      ---------------------------------------------------------
    EACH              9. SOLE DISPOSITIVE POWER

  REPORTING                       -0-

   PERSON             ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
    WITH
                              2,452,565
-------------------------------------------------------------------------------

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,452,565
-------------------------------------------------------------------------------

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           / /
-------------------------------------------------------------------------------

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

               7.25%
-------------------------------------------------------------------------------

  14. TYPE OF REPORTING PERSON

               OO (Limited Liability Company)
-------------------------------------------------------------------------------
          *See Item 4 below

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CUSUP No. 42222L107              SCHEDULE 13D/A                   Page 3 of 12
-------------------------------------------------------------------------------

   1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Kevin A. Richardson, II

-------------------------------------------------------------------------------

   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                             (b) /x/
-------------------------------------------------------------------------------

   3. SEC USE ONLY

-------------------------------------------------------------------------------

   4. SOURCE OF FUNDS*:

                OO
-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /
-------------------------------------------------------------------------------

   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          USA
-------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER

  NUMBER OF                       -0-

   SHARES             ---------------------------------------------------------
                      8. SHARED VOTING POWER
BENEFICIALLY
                                2,452,565
  OWNED BY
                      ---------------------------------------------------------
    EACH              9. SOLE DISPOSITIVE POWER

  REPORTING                       -0-

   PERSON             ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
    WITH
                                2,452,565
-------------------------------------------------------------------------------

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,452,565
-------------------------------------------------------------------------------

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           / /
-------------------------------------------------------------------------------

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       7.25%
-------------------------------------------------------------------------------

  14. TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------
          *See Item 4 below

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CUSUP No. 42222L107              SCHEDULE 13D/A                  Page 4 of 12
-------------------------------------------------------------------------------


--------- ---------------------------------------------------------------------
   1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Henry J. Lawlor, Jr.

-------------------------------------------------------------------------------

   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                              (b) /X/
-------------------------------------------------------------------------------

   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*:

                 OO
-------------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /
-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          USA
-------------------------------------------------------------------------------

     NUMBER OF        7.    SOLE VOTING POWER

      SHARES                     -0-

   BENEFICIALLY       ---------------------------------------------------------

     OWNED BY         8. SHARED VOTING POWER

       EACH                   2,452,565

     REPORTING        ---------------------------------------------------------

      PERSON          9. SOLE DISPOSITIVE POWER

       WITH                       -0-
                      ---------------------------------------------------------

                      10. SHARED DISPOSITIVE POWER

                                2,452,565
-------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,452,565
-------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           / /
-------------------------------------------------------------------------------

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

               7.25%
-------------------------------------------------------------------------------

  14. TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------
          *See Item 4 below

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CUSUP No. 42222L107              SCHEDULE 13D/A                  Page 5 of 12
-------------------------------------------------------------------------------


   1. NAME OR REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Murray A. Indick

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                    (b) /x/
-------------------------------------------------------------------------------
   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*:

                OO
-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          USA

-------------------------------------------------------------------------------

                     7.    SOLE VOTING POWER
     NUMBER OF
                                -0-
      SHARES
                     ----------------------------------------------------------
   BENEFICIALLY
                     8. SHARED VOTING POWER
     OWNED BY
                              2,452,565
       EACH
                     ----------------------------------------------------------
     REPORTING
                      9. SOLE DISPOSITIVE POWER
      PERSON
                                  -0-
       WITH
                     ----------------------------------------------------------

                      10. SHARED DISPOSITIVE POWER

                                2,452,565

-------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,452,565
-------------------------------------------------------------------------------

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           / /
-------------------------------------------------------------------------------

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                7.25%
-------------------------------------------------------------------------------

  14. TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------
          *See Item 4 below

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CUSUP No. 42222L107              SCHEDULE 13D/A                  Page 6 of 12
-------------------------------------------------------------------------------


   1. NAME OR REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Charles E. McCarthy

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                (b) /x/

-------------------------------------------------------------------------------
   3. SEC USE ONLY


-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*:

               OO
-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /
-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          USA
-------------------------------------------------------------------------------

     NUMBER OF        7.    SOLE VOTING POWER

      SHARES                      -0-

   BENEFICIALLY       ---------------------------------------------------------

     OWNED BY         8. SHARED VOTING POWER

       EACH                     2,452,565

     REPORTING         --------------------------------------------------------

      PERSON           9. SOLE DISPOSITIVE POWER

       WITH                       -0-
                      ---------------------------------------------------------

                      10. SHARED DISPOSITIVE POWER

                              2,452,565
-------------------------------------------------------------------------------

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,452,565
-------------------------------------------------------------------------------

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                          / /
-------------------------------------------------------------------------------

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                7.25%
-------------------------------------------------------------------------------

  14. TYPE OF REPORTING PERSON

                IN
-------------------------------------------------------------------------------
          *See Item 4 below

-------------------------------------------------------------------------------

CUSUP No. 42222L107              SCHEDULE 13D/A                Page 7 of 12
-------------------------------------------------------------------------------



   1. NAME OR REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Christian Puscasiu


-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                 (b) /x/
-------------------------------------------------------------------------------

   3. SEC USE ONLY

-------------------------------------------------------------------------------

   4. SOURCE OF FUNDS*:

                 OO
-------------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /
-------------------------------------------------------------------------------

   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          USA
-------------------------------------------------------------------------------

                       7.    SOLE VOTING POWER
     NUMBER OF
                                  -0-
      SHARES
                     ----------------------------------------------------------
   BENEFICIALLY
                       8. SHARED VOTING POWER
     OWNED BY
                                 2,452,565
       EACH
                     ----------------------------------------------------------
     REPORTING
                      9. SOLE DISPOSITIVE POWER
      PERSON
                                  -0-
       WITH
                      --------------------------------------------------------

                      10. SHARED DISPOSITIVE POWER

                                2,452,565
-------------------------------------------------------------------------------

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,452,565

-------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                           / /
-------------------------------------------------------------------------------

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              7.25%
-------------------------------------------------------------------------------

  14. TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------
          *See Item 4 below

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CUSUP No. 42222L107              SCHEDULE 13D/A               Page 8 of 12
-------------------------------------------------------------------------------


          Prides Capital Partners, L.L.C. a Delaware limited liability company ("Prides"), Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu (together, the "Reporting Persons") hereby file this Amendment No. 3 (this "Amendment No. 3") to amend the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on June 24, 2004, as amended by Amendment No.1 filed with the Commission on August 6, 2004 and as further amended by Amendment No.2 filed with the Commission on November 18, 2004 (collectively, the "Statement") with respect to 2,452,565 shares of common stock, no par value, of HealthTronics, Inc., a Georgia corporation, which the Reporting Persons may be deemed to beneficially own. Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Statement. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 1.       Security and Issuer.

               This Amendment No. 3 relates to the shares of Common Stock, no par value (the "Common Stock") of HealthTronics, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1301 Capital of Texas Highway, Suite B-200; Austin, TX 78746.

Item 4.       Purpose of Transaction.

               On August 1, 2005, SanuWave, Inc. ("SanuWave"), a newly formed company controlled by Prides entered into a Purchase Agreement (the "Purchase Agreement") with the Issuer under which SanuWave acquired Issuer's Orthopaedic Electrocorporeal Shockwave Lithotripsy assets (the "Business"). For further information, see the Press Release filed by Issuer as Exhibit 99.1 to its Current Report on Form 8-K filed with the Commission on August 3, 2005.

               Pursuant to the Purchase Agreement, SanuWave purchased the Business for an aggregate purchase price payable in the form of $6,400,000 in cash, two promissory notes, each with an initial principal amount of $2,000,000 in favor of Issuer and stock certificates representing 4,054 shares of common stock of SanuWave, par value $0.01 per share.

               The information set forth in response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit B which is incorporated herein by reference.

Item 5.       Interest in Securities of the Issuer.

               According to the Issuer's 10-Q filed with the Commission on May 10, 2005, there were 33,838,178 shares of Common Stock issued and outstanding as of April 30, 2005. Based on such information, the Reporting Persons report beneficial ownership of 2,452,565 shares of Common Stock, representing 7.25% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

               Although Kevin A. Richardson, II, Henry J. Lawlor, Jr.,
Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

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CUSUP No. 42222L107              SCHEDULE 13D/A              Page 9 of 12
-------------------------------------------------------------------------------


Item 7.       Material to be Filed as Exhibits.

Exhibit A.    Joint Filing Undertaking dated August 3, 2005 by and among the
              Reporting Persons.

Exhibit B.    Purchase Agreement, dated as of August 1, 2005, between SanuWave,
              Inc. and HealthTronics, Inc.

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CUSUP No. 42222L107              SCHEDULE 13D/A             Page 10 of 12
-------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    August 3, 2005



  PRIDES CAPITAL PARTNERS, L.L.C.
  By:   /s/ Murray A. Indick
  ---------------------------------
  Title:  Managing Member


  /s/  Murray A. Indick                 /s/ Kevin A. Richardson, II
  ---------------------------------     --------------------------------
  Murray A. Indick                      Murray A. Indick
                                        Attorney-in-Fact


  /s/  Henry J. Lawlor, Jr.             /s/ Charles E. McCarthy
  ---------------------------------     ----------------------------------
  Murray A. Indick                      Murray A. Indick
  Attorney-in-Fact                      Attorney-in-Fact


  /s/ Christian Puscasiu
  -----------------------------------
  Murray A. Indick
  Attorney-in-Fact

-------------------------------------------------------------------------------

CUSUP No. 42222L107              SCHEDULE 13D/A             Page 11 of 12
-------------------------------------------------------------------------------

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated: August 3, 2005

PRIDES CAPITAL PARTNERS, L.L.C.
By: /s/  Murray A. Indick
    --------------------------
    Managing Member

/s/  Murray A. Indick                             /s/ Kevin A. Richardson, II
---------------------                             ---------------------------
Murray A. Indick                                  Murray A. Indick
                                                  Attorney-in-Fact

/s/  Henry J. Lawlor, Jr.                         /s/ Charles E. McCarthy
-------------------------                         -----------------------
Murray A. Indick                                  Murray A. Indick
Attorney-in-Fact                                  Attorney-in-Fact

/s/ Christian Puscasiu
----------------------
Murray A. Indick
Attorney-in-Fact

-------------------------------------------------------------------------------

CUSUP No. 42222L107              SCHEDULE 13D/A             Page 13 of 12
-------------------------------------------------------------------------------

                                    Exhibit B

                              PURCHASE AGREEMENT

                                by and between

                              HEALTHTRONICS, INC.

                                  as "Seller"

                                      and

                                SANUWAVE, INC.,

                                  as "Buyer"



                          Dated as of August 1, 2005

                               TABLE OF CONTENTS
                                                                            Page

ARTICLE I DEFINITIONS.........................................................1
         1.1      Definitions.................................................1
         1.2      Certain Interpretation Matters..............................9

ARTICLE II PURCHASE AND SALE OF SHARES AND ASSETS............................10
         2.1      Sale of Acquired Assets....................................10
         2.2      Excluded Assets............................................10
         2.3      Assumed Liabilities........................................10
         2.4      Excluded Liabilities.......................................11
         2.5      Transfer of Acquired Assets and Assumed Liabilities........12
         2.6      Post-Closing Transfer of Acquired Assets...................13
         2.7      Closing....................................................14
         2.8      Deliveries at the Closing..................................14
         2.9      Payment of Purchase Price..................................14
         2.10     Working Capital Purchase Price Adjustment..................15
         2.11     Purchase Price Allocation..................................16

ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING SELLER, THE
            PARTNERSHIPS AND HTO.............................................17
         3.1      Organization and Qualification.............................17
         3.2      Capitalization of HTO and the Partnerships.................17
         3.3      Corporate Books and Records................................18
         3.4      Authorization; Enforceability..............................18
         3.5      No Conflict or Violation...................................18
         3.6      Consents and Approvals.....................................19
         3.7      Financial Statements.......................................19
         3.8      Absence of Certain Changes or Events.......................19
         3.9      No Undisclosed Liabilities.................................20
         3.10     Litigation.................................................20
         3.11     Compliance with Laws; Permits..............................21
         3.12     Contracts..................................................21
         3.13     Suppliers..................................................23
         3.14     Title to Acquired Assets...................................23
         3.15     Environmental Matters......................................23
         3.16     Intellectual Property......................................24
         3.17     Labor Relations............................................25
         3.18     Taxes......................................................26
         3.19     Employee Matters and Seller Plans..........................27
         3.20     Contracts with Affiliates..................................29
         3.21     No Brokers, Finders, etc...................................29
         3.22     Insurance..................................................29
         3.23     Fixed Assets...............................................30
         3.24     Equity Interests...........................................30
         3.25     Sufficiency of Assets......................................30
         3.26     Limited Partners...........................................30
         3.27     Certain Regulatory Matters.................................30
         3.28     Transferred Accounts Receivable............................32

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER...........................32
         4.1      Organization...............................................32
         4.2      Authorization; Enforceability..............................33
         4.3      No Conflict or Violation...................................33
         4.4      Consents and Approvals.....................................33
         4.5      No Brokers, Finders, etc...................................34
         4.6      Investment Intent..........................................34
         4.7      No Outside Reliance........................................34

ARTICLE V COVENANTS..........................................................34
         5.1      Access; Investigation......................................34
         5.2      Further Actions............................................35
         5.3      Joint Public Announcement..................................36
         5.4      Employee Matters...........................................36
         5.5      Non-Disparagement..........................................37
         5.6      Insurance..................................................37
         5.7      Non-Competition............................................37
         5.8      Transition Services Agreement..............................38
         5.9      License Agreement..........................................38
         5.10     Anti-Dilution..............................................38
         5.11     Use of Name................................................39
         5.12     Permits; Certain Regulatory Matters........................39
         5.13     Tax Matters................................................39

ARTICLE VI INDEMNIFICATION...................................................39
         6.1      Survival of Representations, Etc...........................39
         6.2      Indemnification by Seller..................................40
         6.3      Indemnification by Buyer...................................41
         6.4      Notice of Indemnity Claims.................................41
         6.5      Indemnification Procedures.................................42
         6.6      Settlement of Indemnity Claims.............................43
         6.7      Exclusivity of Indemnification Remedy......................43

ARTICLE VII TAX MATTERS......................................................43
         7.1      Liability and Indemnification for Taxes....................43
         7.2      Assistance and Cooperation.................................44
         7.3      Confidentiality of Tax Information.........................45
         7.4      Termination of Tax Sharing Agreements......................45

ARTICLE VIII GENERAL PROVISIONS..............................................45
         8.1      Expenses...................................................45
         8.2      Notices....................................................45
         8.3      Severability...............................................46
         8.4      Counterparts...............................................46
         8.5      Assignment; Successors and Assigns.........................46
         8.6      No Third Party Beneficiaries...............................47
         8.7      Descriptive Headings.......................................47
         8.8      Schedules and Exhibits; Construction of Certain Provisions.47
         8.9      No Implied Representation..................................47
         8.10     Waivers....................................................47
         8.11     Governing Law; Jurisdiction; Waiver of Jury Trial..........47
         8.12     Enforcement................................................48
         8.13     Entire Agreement; Amendments; Electronic Signatures........49
         8.14     Construction; Joint Drafting...............................49


EXHIBITS AND SCHEDULES

Exhibit A                  -        Bill of Sale
Exhibit B                  -        Assignment and Assumption Agreement
Exhibit C                  -        Transferred Intellectual Property Rights

Disclosure Schedules
Schedule 1.1(a)            -        Excluded Contracts
Schedule 1.1(b)            -        Transferred Contracts
Schedule 1.1(c)            -        Partnerships
Schedule 1.1(d)            -        Other Interests
Schedule 2.1               -        Acquired Assets
Schedule 2.2(b)            -        Capital Stock
Schedule 2.2(d)            -        Excluded Assets
Schedule 2.4(g)            -        Excluded Liabilities
Schedule 2.10(a)           -        Estimated Net Working Capital
Schedule 3.2               -        Capitalization of the Partnerships
Schedule 3.5               -        No Conflict or Violation
Schedule 3.6               -        Consents and Approvals
Schedule 3.7(a)            -        Financial Statements
Schedule 3.8               -        Absence of Certain Changes or Events
Schedule 3.9               -        No Undisclosed Liabilities
Schedule 3.10              -        Litigation
Schedule 3.11              -        Governmental Permits
Schedule 3.12(a)           -        Contracts
Schedule 3.12(b)           -        Contracts not in Full Force and Effect
Schedule 3.12(c)           -        Breaches and Defaults
Schedule 3.13              -        Material Suppliers
Schedule 3.14              -        Title to Acquired Assets
Schedule 3.15(f)           -        Environmental Matters
Schedule 3.16(a)           -        Intellectual Property
Schedule 3.16(c)           -        Intellectual Property Violations
Schedule 3.19(a)           -        Business Employees
Schedule 3.19(b)           -        Employee Benefit Plans
Schedule 3.19(h)           -        Foreign Benefit Plans
Schedule 3.20              -        Contracts with Affiliates
Schedule 3.22              -        Insurance
Schedule 3.23              -        Fixed Assets
Schedule 3.24              -        Equity Interests
Schedule 3.25              -        Sufficiency of Assets
Schedule 3.26              -        Limited Partners
Schedule 3.27              -        Certain Regulatory Matters
Schedule 5.4(a)            -        Transferred Employees
Schedule 5.13(a)           -        754 Elections
Schedule 6.2               -        Certain Patents
Schedule X                 -        Transferred Assets

                              PURCHASE AGREEMENT

                 THIS PURCHASE AGREEMENT (this "Agreement"), dated as of August 1, 2005, is entered into by and between HEALTHTRONICS, INC., a Georgia corporation ("Seller"), and SANUWAVE, INC., a Delaware corporation ("Buyer").

                              W I T N E S S E T H

                  WHEREAS, Seller is the direct holder of all of the outstanding limited liability company interests of HT Orthotripsy Management Company, LLC ("HTO"), which acts as the general partner of certain operating subsidiaries of Seller;

                  WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the outstanding limited liability company interests of HTO and certain other assets comprising or related to the business of non-invasive surgical solutions for Orthopedic Conditions in animals and humans that is currently conducted or as anticipated to be conducted based on current research and development efforts and strategic plans by Seller through the Partnerships (as defined below) and through certain non-acquired entities (the "Business"), all on the terms and subject to the conditions set forth in this Agreement.

                  NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

                  1.1 Definitions. In addition to the other words and terms defined elsewhere in this Agreement, as used in this Agreement, the following words and terms shall have the meanings specified or referred to below:

                  "1060 Forms" has the meaning specified in Section 2.11.

                  "Accountants" has the meaning specified in Section 2.10(c).

                  "Accounts Receivable" means the gross amounts of accounts and notes receivable attributable to the Business.

                  "Affiliate" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person.

                  "Agreement" has the meaning specified in the preamble of this Agreement.

                  "Allocation" has the meaning specified in Section 2.11.

                  "Applicable Rate" has the meaning specified in Section
2.10(d).

                  "Base Working Capital" has the meaning specified in Section 2.10(a).

                  "Business" has the meaning specified in the Recitals.

                  "Business Employees" means all of the employees of the Business who are engaged in the conduct of the Business as of the date hereof.

                  "Buyer" has the meaning specified in the preamble of this Agreement.

                  "Buyer Indemnified Party" has the meaning specified in
Section 6.2(a).

                  "Buyer Shares" has the meaning specified in Section 2.9.

                  "Claim" means any claim, demand, cause of action, chose in action, right of recovery or right of set-off of whatever kind or description against any Person.

                  "Claim Notice" has the meaning specified in Section 6.4.

                  "Closing" has the meaning specified in Section 2.7.

                  "Closing Balance Sheet" has the meaning specified in Section 2.10(b).

                  "Closing Date" means the date hereof.

                  "Closing Net Working Capital" has the meaning specified in
Section 2.10(b).

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Common Stock" has the meaning specified in Section 2.9.

                  "Common Stock Equivalents" means securities of any kind (including "phantom" securities) issued by Buyer convertible into or exchangeable for Common Stock or options, warrants or other rights to purchase or subscribe for Common Stock or securities convertible into or exchangeable for Common Stock.

                  "Competing Business" has the meaning specified in Section 5.7(c).

                  "Confidentiality Agreement" means that certain confidentiality agreement, dated as of January 21, 2005, by and between Seller and Prides Capital Partners, LLC.

                  "Contract" means, with respect to any Person, any oral or written agreement, contract, understanding, arrangement, indenture, loan, note, mortgage, instruments, license, sales order, purchase order, commitment or lease of any kind or character to which such Person is a party.

                  "Control" (including its correlative meanings "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other interests, by contract or otherwise.

                  "Current Assets" means with respect to HTO and the Partnerships, (i) cash, (ii) accounts receivable net of contractual allowance reserves, reserves for bad debt, and additional reserves, (iii) vendor deposits and (iv) prepaid assets, in each case determined in accordance with GAAP and in a manner consistent with the determination of the corresponding amounts reflected on the Statement of Net Assets, after elimination of related party receivables.

                  "Current Liabilities" means with respect to HTO and the Partnerships, (i) accounts payable, (ii) customer deposits, (iii) accrued expenses and (iv) accrued facilities fees, in each case determined in accordance with GAAP and in a manner consistent with the determination of the corresponding amounts reflected on the Statement of Net Assets, after elimination of related party payables.

                  "Deficit Amount" has the meaning specified in Section
2.10(d).

                  "Determination Date" has the meaning specified in Section 2.10(c).

                  "Disclosure Schedule" has the meaning specified in Article
III.

                  "Encumbrance" means any lien (statutory or otherwise), mortgage, deed of trust, pledge, hypothecation, assignment, charge, security interest, option to purchase, easement, restrictive covenant, right of first refusal, preemptive right, encroachment or conditional sale, or other title retention agreement, or any other restriction or third party right (including licenses), including restrictions on the right to vote equity interests whether voluntarily incurred or arising by operation of law.

                  "Environmental Law" means any statute, law, rule, regulation, ordinance, code, policy, rule of common law or other legally enforceable requirement of any Governmental Authority, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, regulating, relating to or imposing liability or standards of conduct concerning (i) protection of the environment or of human health, including employee health and safety or (ii) Hazardous Materials, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. ss. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. ss. 2601 et seq.; the Clean Air Act, 42 U.S.C. ss. 7401 et seq.; and the Safe Drinking Water Act, 42 U.S.C. ss.3908 et seq.

                  "Environmental Permits" means any and all Governmental Permits pursuant to or required under any Environmental Law.

                  "Environmental Report" means any report, study, assessment, audit or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in addition to Environmental Law, that may affect HTO or any Partnership.

                  "Equipment Item" has the meaning specified in Section 5.14.

                  "Estimated Net Working Capital" has the meaning specified in
Section 2.10(a).

                  "Excluded Contracts" means those Contracts listed on
Schedule 1.1(a).

                  "Excluded Liabilities" has the meaning specified in Section
2.4.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                  "Fair Market Value" means as determined in good faith by the board of directors of Buyer.

                  "FDA" has the meaning specified in Section 3.27(a).

                  "Final Purchase Price" has the meaning specified in Section
2.9.

                  "Financial Statements" has the meaning specified in Section
3.7.

                  "First Note" has the meaning specified in Section 2.9.

                  "GAAP" means United States generally accepted accounting principles.

                  "Governmental Authority" means any court, department, commission, board, bureau, agency, official or other regulatory, administrative or similar authority of any federal, state, local, foreign or multinational government.

                  "Governmental Order" means any order, writ, injunction, decree, award, judgment or ruling entered by or with any Governmental Authority.

                  "Governmental Permits" has the meaning specified in Section 3.11.

                  "Hazardous Material" means (i) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, radioactive materials, molds, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls, transformers or other equipment that contain polychlorinated biphenyls, and radon gas and (ii) any chemicals, materials or substances defined as "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import or any other substance the presence of or exposure to which could result in liability, under any applicable Environmental Law.

                  "Health Care Law" means any statute, law, rule, regulation, ordinance, code, policy, manual provision, administrative guidance, rule of common law or other legally enforceable requirement of any Governmental Authority, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, regulating, relating to or imposing liability or standards of conduct relating to the regulation of products of the Business, including, without limitation, their design, development, manufacture, labeling, storage, transport, marketing, sale, reporting, and recordkeeping in all jurisdictions in which such acts or any of them occur or are reasonably likely to occur or such products or any of them are likely to be sold or used, including without limitation, the United States Food, Drug and Cosmetic Act (21 U.S.C. ss.ss. 301 et seq.), Federal Anti-Kickback Statute (42 U.S.C. ss. 1320a-7b(b)), Stark Law (42 U.S.C. ss. 1395nn), Civil False Claims Act (31 U.S.C. ss.ss. 3729 et seq.), Administrative False Claims Act (42 U.S.C. ss. 1320a-7b(a)), Health Insurance Portability and Accountability Act (42 U.S.C. ss. 1320d et seq.), Exclusion Laws (42 U.S.C. 1320a-7) and, for each of the foregoing, all comparable state legal requirements and the rules and regulations promulgated thereunder by Governmental Authorities.

                  "Health Care Permits" means any and all Governmental Permits pursuant to or required under any Health Care Law.

                  "HHS" has the meaning specified in Section 3.27(a).

                  "HMT" means HMT High Medical Technologies AG.

                  "HTO Interests" means all of the outstanding limited liability company interests of HTO.

                  "Increase Amount" has the meaning specified in Section
2.10(d).

                  "Indemnified Party" has the meaning specified in Section
6.4.

                  "Indemnifying Party" has the meaning specified in Section
6.4.

                  "Indemnity Claim" has the meaning specified in Section 6.4.

                  "Initial Public Offering" means any public offering of equity securities of Buyer pursuant to an effective registration statement under the Securities Act (other than pursuant to a registration statement on Form S-8 or comparable form for a private issuer or otherwise relating to equity securities issuable under any employee benefit plan) of the Common Stock.

                  "Initial Purchase Price" has the meaning specified in
Section 2.9.

                  "Intellectual Property" means all intellectual property, whether registered or unregistered, anywhere in the world, used in the Business as presently conducted including, without limitation: (i) inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements, whether or not patentable; (ii) patents and applications therefor and all divisionals, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions, continuations and continuations-in-part thereof ("Patents"); (iii) trademarks, trade dress, service marks, service names, trade names, brand names, logo, business symbols, or other source indicators whether registered or unregistered, and applications to register the foregoing, including all extensions and renewals thereof and all goodwill associated therewith and all common law rights, relating thereto ("Trademarks"); (iv) copyrights and works of authorship in any media, including writings, designs, software, marketing materials, Internet site content, proprietary or copyrightable elements of works of authorship, whether registered or unregistered, and applications to register the same ("Copyrights'); (v) know-how, trade secrets, confidential or proprietary information, data, methods, processes, practices, formulas and techniques, computer software programs and software systems, including all databases, customer information or any aggregation thereof, and all related documentation and materials ("Trade Secrets"); (vi) universal resource locators and Internet domain names ("Domain Names"), and (vii) any and all similar rights in intellectual property or proprietary information, including rights provided by treaties, conventions and common law.

                  "Intercompany Agreement" has the meaning specified in
Section 3.20.

                  "Interests" means the HTO Interests, the Other Interests and the Partnership Interests, collectively.

                  "IP Transferring Parties" has the meaning specified in
Section 3.16(a).

                  "Knowledge" means the actual knowledge, without independent investigation, of such Person.

                  "Losses" means, in respect of any obligation of any party to this Agreement to indemnify any Person pursuant to the terms of this Agreement, any and all sustained or incurred losses, liabilities, obligations, damages, awards, judgments, settlement payments, fines, complaints, claims, demands, assessments and deficiencies and other reasonable out-of-pocket costs, expenses and charges, including interest, penalties, reasonable attorneys' fees and other amounts incurred in proceedings relating to Losses or in enforcing an Indemnified Party's right of indemnification against any Indemnifying Party or with respect to any appeal, but all of which Losses shall be reduced by any insurance proceeds (net of the reasonable expenses of the recovery thereof) actually received by the Indemnified Party with respect to the events or transactions giving rise to such Losses.

                  "Material Adverse Effect" means any change or effect that is material and adverse to the business, prospects, assets, liabilities, financial condition or results of operations of the Business or HTO, taken as a whole, provided that any change or effect to the extent resulting from the entering into of this Agreement or the consummation of transactions contemplated by this Agreement or the other Transaction Agreements, or the announcement of any of the foregoing shall be deemed not to constitute a Material Adverse Effect.

                  "Material Supplier" has the meaning specified in Section
3.13.

                  "Multi-Product Patent Rights" means the rights in U.S. and foreign patents and patent applications being transferred by Seller to Buyer which also relate to Seller's existing litho-related businesses.

                  "Net Working Capital" means Current Assets minus Current Liabilities as of June 30, 2005.

                  "Net Working Capital Adjustment Amount" has the meaning specified in Section 2.10(d).

                  "Ordinary Course of Business" shall mean the ordinary course of business of HTO consistent with past practice.

                  "Organizational Documents" means the charter, articles, memorandum or certificate of incorporation or association, partnership agreement, certificate of limited partnership, operating agreement, limited liability company agreement, certificate of formation, bylaws, stockholder or shareholder agreements and/or similar formation or governance documents and agreements of any Person, whether or not filed with any Governmental Authority, including any amendments thereto.

                  "Orthopedic Conditions" means all uses of shock wave technology for treatment of bone, tendonopathy, skin wound, diabetic ulcers, cardiac, dental and neural medical conditions in humans and all uses of shock wave technology for treatment of any condition in animals.

                  "Other Interests" means the partnership interests of each of the Partnerships held by Seller or any of its Affiliates (other than HTO) set forth on Schedule 1.1(d) hereto.

                  "Other Sellers" has the meaning specified in Section 3.1(b).

                  "Partnership Interests" means the partnership interests of each of the Partnerships.

                  "Partnerships" means those partnerships listed on Schedule 1.1(c) hereto.

                  "Permitted Encumbrance" means, with respect to any Person and its assets or properties, (a) Encumbrances on any assets or property of such Person that do not or would not reasonably be expected to materially adversely affect such Person's use of such assets or properties as currently utilized; (b) deposits or pledges made in the Ordinary Course of Business in connection with worker's compensation, unemployment insurance, old-age pensions and other social security benefits; (c) Encumbrances securing the performance of bids, tenders, leases, contracts (other than for the repayment of debt), statutory obligations, surety, customs and appeal bonds and other obligations of like nature, incurred as an incident to and in the Ordinary Course of Business; (d) Encumbrances imposed by law, such as carriers', warehousemen's, mechanics', materialmen's, landlords', laborers', suppliers' and vendors' liens, incurred in the Ordinary Course of Business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings; (e) Permitted Tax Liens; (f) survey exceptions, use, zoning or planning restrictions, easements, irregularities, licenses, rights of way, declarations, reservations, provisions, covenants, conditions, waivers (and with respect to leasehold interests, Encumbrances and other obligations incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee) which are of record or which do not materially impair the use or value of any parcel of property of such Person as presently conducted; and (g) any extensions, renewals and replacements of any of the foregoing.

                  "Permitted Tax Liens" means liens for current Taxes not yet due and payable.

                  "Person" means and includes an individual, a partnership, a corporation, a limited liability company, a trust, a joint venture, an unincorporated organization, an association, a joint stock company and any Governmental Authority (or any department, agency or political subdivision thereof).

                  "Post-Closing Tax Period" means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

                  "Pre-Closing Tax Period" means any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

                  "Registered Intellectual Property" shall mean, collectively, all U.S. or foreign Patents, registered Copyrights, registered Trademarks and trade names, Domain Names and applications for any of the foregoing.

                  "Representative" means, with respect to any Person, any officer, director, employee, principal, attorney, agent or other authorized representative of such Person.

                  "Retained Business" means any business operations or activities of Seller or its Affiliates (other than HTO or the Partnerships) other than those businesses, operations and activities of Seller constituting the Business as of the Closing Date.

                  "Scheduled Contracts" means those Contracts set forth or which are required to be set forth on Schedule 3.12(a) hereto.

                  "Second Note" has the meaning specified in Section 2.9.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Seller" has the meaning specified in the preamble of this Agreement.

                  "Seller Employees" has the meaning specified in Section
3.20(b).

                  "Seller Indemnified Parties" has the meaning specified in
Section 6.3(a).

                  "Seller Plans" has the meaning specified in Section 3.20(b).

                  "Seller Tax Group" means the "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in
Section 1504(b) of the Code) that includes Seller.

                  "Statement of Net Assets" has the meaning specified in
Section 3.7(a).

                  "Subsidiary" and "Subsidiaries" means any corporation, limited liability company, partnership, joint venture, trust, association, organization or other entity in which a Person directly or indirectly owns 50% or more of the stock or other interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity. For purposes of Seller, such term does not include HTO, any of the Partnerships, HMT or any of HMT's subsidiaries.

                  "Tax" or "Taxes" means, all taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges imposed by any Taxing Authority, including income taxes, transfer, gross receipt, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, premium, stamp, documentary, license, registration, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), add-on, value-added and withholding (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with interest, penalties or additions attributable thereto.

                  "Tax Period" and "Taxable Period" means any period prescribed by any Taxing Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

                  "Tax Return" means any return, report or similar statement or form required to be filed with respect to any Tax (including any attached schedules and related or supporting information), including any information return, claim for refund, amended return or declaration of estimated Tax.

                  "Taxing Authority" means any United States federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission exercising Tax regulatory authority.

                  "Third Party Claim" has the meaning specified in Section
6.5.

                  "Transaction Agreements" has the meaning specified in
Section 2.5(a).

                  "Transferred Contracts" means all Contracts between Seller or any of its Subsidiaries, other than any Excluded Contract, that is related primarily or exclusively to the Business, including without limitation those Contracts listed in Schedule 1.1(b).

                  "Transferred Employees" has the meaning specified in Section 5.4(a).

                  "Transition Services Agreement" means that certain Transition Services Agreement to be entered into by Buyer and Seller as of the Closing Date, in a form to be agreed upon by Buyer and Seller.

                  "Transferred Intellectual Property" means the Intellectual Property of Seller and its Subsidiaries (other than HTO or the Partnerships), other than Intellectual Property set forth on Schedule 2.2(d).

                  "Transferred Intellectual Property Assignments" has the meaning specified in Section 2.5(a).

                  1.2 Certain Interpretation Matters. Definitions contained in this Agreement apply to singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires. The terms "hereof," "herein," "hereby" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms "includes" and the word "including" and words of similar import shall be deemed to be followed by the words "without limitation." Each Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified. The words "either" and "or" shall not be exclusive. Provisions shall apply, when appropriate, to successive events and transactions.

                                   ARTICLE II
                    PURCHASE AND SALE OF SHARES AND ASSETS

                  2.1 Sale of Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause its Subsidiaries to, sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase or assume, as the case may be, from Seller or such Subsidiary all of the assets, rights, properties, claims, contracts and business of Seller and its Subsidiaries that are utilized primarily in the Business, of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, including without limitation those assets listed on Schedule 2.1 hereto (collectively, the "Acquired Assets"), other than the Excluded Assets described in Section 2.2 hereof. As of the Closing, risk of loss as to the Acquired Assets shall pass from Seller to Buyer.

                  2.2 Excluded Assets. It is expressly agreed that the Acquired Assets shall not include any of the following (the "Excluded Assets"):

                  (a) Non-Acquired Assets. Any assets utilized by Seller or its Subsidiaries primarily in connection with businesses other than the Business;

                  (b) Capital Stock. Any capital stock or other equity interests owned by Seller or its Subsidiaries other than the HTO Interests, including those partnership or limited liability company interests listed on Schedule 2.2(b) hereto;

                  (c) Cash and Cash Equivalents. Cash and cash equivalents, including, without limitation, bank deposits, investments in so-called "money market" funds, commercial paper funds, certificates of deposit, Treasury Bills and accrued interest thereon; in each case, other than cash set forth on the Statement of Net Assets; and

                  (d) Other Excluded Assets. Such other specific assets used in the Business as are listed on Schedule 2.2(d) hereto.

                  2.3 Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer assumes and agrees to pay, perform and discharge when due, the following Liabilities, which shall be the "Assumed Liabilities":

                  (a) all liabilities of HTO and the Partnerships to the extent reflected in the June 30, 2005 Balance Sheet included in the Statement of Net Assets and still in existence on the Closing Date;

                  (b) all Current Liabilities of HTO and the Partnerships of the nature presented on the Statement of Net Assets, which have arisen after June 30, 2005 in the Ordinary Course of Business (other than any Liability resulting from, arising out of, relating to, in the nature of, or caused by any breach of

Contract, breach of warranty, tort, infringement, violation of Law, or environmental matter, including those arising under Environmental, health, and safety requirements); and

                  (c) all obligations and liabilities, other than those that are Excluded Liabilities pursuant to Section 2.4(c), required to be performed or accruing after the Closing Date under the Transferred Contracts included in the Acquired Assets.

                  2.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, Buyer shall not and does not assume any liabilities, debts or obligations of any nature of Seller (or any Affiliate of Seller), whether relating to the Business, the Acquired Assets or otherwise, other than the Assumed Liabilities (all such liabilities, debts or obligations other than the Assumed Liabilities are collectively referred to herein as the "Excluded Liabilities"). Excluded Liabilities include, without limitation, the following:

                  (a) all obligations and liabilities arising out of or relating primarily to the Excluded Assets;

                  (b) all debts, liabilities or obligations of Seller or its Subsidiaries other than as set forth in Section 2.3;

                  (c) all obligations and liabilities arising from or related to any breach of a Transferred Contract prior to the Closing Date other than as set forth in Section 2.3;

                  (d) all obligations and liabilities of Seller or its Subsidiaries for Taxes;

                  (e) all obligations and liabilities under any bond, note, debenture or similar instrument or any other indebtedness for borrowed money of Seller or its Subsidiaries outstanding prior to the Closing;

                  (f) all obligations and liabilities arising out of the conduct of operations of Seller and its Subsidiaries after the Closing;

                  (g) all obligations and liabilities arising out of those liabilities specifically set forth on Schedule 2.4(g) hereto;

                  (h) all obligations and liabilities (including accrued liabilities) for Taxes with respect to HTO, the Partnerships, the Business and the Acquired Assets for any Pre-Closing Tax Period;

                  (i) all obligations and liabilities relating to workers' compensation claims with respect to occurrences prior to the Closing Date;

                  (j) all liabilities relating to or arising under or in connection with the matters described or otherwise required to be described in
Schedule 3.10 hereto (without regard to the Material Adverse Effect qualification set forth in Section 3.10 or the limitation of such representation to the date hereof);

                  (k) any obligation or liability related to any Intercompany Agreement that is not expressly included on Schedule 1.1(b);

                  (l) any obligation or liability arising from or related to the dissolution, merger, consolidation, restructuring, sale, transfer or assignment of interests or cessation of operations of any Subsidiary (including any such Subsidiary involved in the operation of the Business) or Partnership prior to the Closing Date;

                  (m) all obligations and liabilities arising out of or relating to Environmental Laws or Hazardous Materials to the extent arising out of or relating to any event or condition occurring or existing as of or prior to the Closing Date;

                  (n) all undisclosed obligations and liabilities under the ADA, ADEA, FMLA, Title VII, the WARN Act or any equivalent federal, state, local or foreign law with respect to any Seller Employees, but only to the extent and degree that the events giving rise to such obligations and liabilities occurred prior to the Closing Date;

                  (o) all obligations and liabilities arising out of or relating to Health Care Laws or Health Care Permits to the extent arising out of or relating to any event or condition occurring or existing as of or prior to the Closing Date;

                  (p) any liability under or relating to any Seller Plan, whether or not such liability or obligation arises prior to or after the Closing Date or any other liability relating to the employment or termination of employment of any (x) Person arising from or related to the operation of the Business prior to Closing or the transactions contemplated by this Agreement (including but not limited to, any severance or stay or incentive bonuses) or
(y) Person who is not a Transferred Employee arising on or after the Closing;

                  (q) any other obligations and liabilities for which Seller has expressly assumed responsibility pursuant to this Agreement.

                  (r) all obligations and liabilities relating to product liability claims with respect to occurrences prior to the Closing Date;

                  (s) all obligations and liabilities relating to accrued vacation accruing prior to the Closing Date with respect to the Transferred Employees; and

                  (t) all obligations and liabilities relating to medical benefits accruing or with respect to occurrences prior to the Closing Date with respect to the Transferred Employees.

                  2.5 Transfer of Acquired Assets and Assumed Liabilities.

                  (a) The Acquired Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Acquired Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements shall include:
(i) a bill of sale in substantially the form attached hereto as Exhibit A, (ii) an assignment and assumption agreement in substantially the form attached hereto as Exhibit B, and/or (iii) assignments in substantially the form attached hereto as Exhibit C (the "Transferred Intellectual Property Assignments"), with only such deviations therefrom as are required by local law or otherwise necessary to effectuate and record such transfer of the Transferred Intellectual Property or the recordation of the assignment of the Registered Intellectual Property therein, and (v) such other agreements as may be required to effect the purchase and assignment of the Acquired Assets and Assumed Liabilities (collectively, clauses (i)-(v), together with the Transition Services Agreement, the License Agreement, that certain Stockholders Agreement entered into as of the date hereof among Buyer, Seller, NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and Prides Capital Fund I, L.P. and any other agreement entered into as of the date hereof between Buyer and Seller, the "Transaction Agreements") and shall be executed no later than at or as of the Closing by Seller and/or one or more of its Subsidiaries, as appropriate and Buyer.

                  (b) Subject to the terms of this Section 2.5(b), Seller agrees, and agrees to cause its Subsidiaries, to cooperate with Buyer and provide Buyer all assistance reasonably requested by Buyer in connection with the planning and implementation of the transfer of Acquired Assets or any portion of any of them to such location as Buyer shall designate. Acquired Assets shall be transported by or on behalf of Buyer, and until all of the Acquired Assets are removed from a Seller's premises, Seller will, and will cause its Subsidiaries to, permit Buyer and its authorized agents or representatives, upon prior notice, to have reasonable access to such premises during normal business hours to the extent necessary to disconnect, detach, remove, package and crate the Acquired Assets for transport. Buyer shall be responsible for disconnecting and detaching all fixtures and equipment that are Acquired Assets from the floor, ceiling and walls of Seller's premises so as to be freely removed from such premises by Buyer. Buyer shall be responsible for packaging and loading the Acquired Assets for transporting to and reinstalling the Acquired Assets at such location(s) as Buyer shall determine. All risk of loss as to the Acquired Assets shall be borne by, and shall pass to, Buyer as of the Closing.

                  2.6 Post-Closing Transfer of Acquired Assets. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer of any Acquired Asset is prohibited by any applicable law or would require any governmental or third-party authorizations, approvals, consents or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or any attempted sale, assignment, transfer, conveyance or delivery thereof. Following the Closing, the parties shall use all reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor, other than filing, recordation or similar fees payable to any Governmental Authority; provided further, however, that all such fees payable in connection with obtaining such authorizations, approvals, consents or waivers shall be payable by Seller. Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements at the sole expense of Seller, designed to provide to Buyer the benefits and liabilities of use of such Acquired Asset. Once such authorization, approval, consent or waiver for the sale, assignment, transfer, conveyance or delivery of an Acquired Asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained, Seller shall promptly assign, transfer, convey and delivery, or cause to be assigned, transferred, conveyed and delivered, such Acquired Asset to Buyer for no additional consideration and all reasonable expenses related thereto shall be payable by Seller. To the extent that any such Acquired Asset cannot be transferred promptly following the Closing or the full benefits and liabilities of use of any such Acquired Asset cannot be provided to Buyer following the Closing pursuant to this Section 2.6, then Buyer and Seller shall promptly enter into such arrangements (including subleasing or subcontracting if permitted) to provide to Buyer the economic (taking into account tax costs and benefits) and operational equivalent of obtaining such authorization, approval, consent or waiver and the performance by Buyer of the obligations thereunder, and all reasonable expenses incurred in connection with entering into such arrangements shall be payable by Seller.

                  2.7 Closing. Subject to the terms and conditions set forth in this Agreement, the consummation of the purchase and sale of the Acquired Assets and the other transactions contemplated by this Agreement (the "Closing") shall take place on the date hereof (the "Closing Date") at 10:00 a.m., Pacific time, at the offices of Simpson Thacher & Bartlett LLP, 3330 Hillview Avenue, Palo Alto, California 94304, unless another time and/or place is agreed to in writing by the parties to this Agreement.

                  2.8 Deliveries at the Closing.

                  At the Closing, subject to the terms and conditions set forth in this Agreement, (a) Seller shall, or shall cause its Subsidiaries (i) to, as appropriate, deliver to Buyer one or more certificates, conveyance agreements or other instruments, each duly executed and delivered, evidencing Buyer's ownership of all of the HTO Interests, (ii) to execute and deliver to Buyer each of the Transaction Agreements and such other documents as counsel for Buyer and Seller mutually agree to be reasonably necessary to consummate the transactions described herein and (iii) to deliver to Buyer the partnership agreement for each of the Partnerships, and (b) Buyer shall execute and deliver to Seller each of the Transaction Agreements and shall pay to Seller in accordance with this Agreement the Initial Purchase Price for the Acquired Assets. To the extent that a form of any document, instrument, agreement or certificate to be delivered under this Agreement is not attached as an Exhibit to this Agreement, such document, instrument, agreement or certificate shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to the parties to this Agreement.

                  2.9 Payment of Purchase Price. The aggregate purchase price in consideration of the transfer of the Acquired Assets pursuant to this Article II shall be (a) six million four hundred thousand dollars ($6,400,000) in cash; (b) a promissory note made in favor of Seller, in an aggregate original principal amount equal to two million dollars ($2,000,000) and in a form agreed upon by the parties hereto (the "First Note"); (c) a promissory note made in favor of Seller, in an aggregate original principal amount equal to two million dollars ($2,000,000) and in a form agreed upon by the parties hereto (the "Second Note"); and (d) stock certificates for shares (the "Buyer Shares") of common stock, $0.01 par value per share, of Buyer ("Common Stock"), which Buyer Shares shall (i) be issued in the name of Seller or Seller's designee, (ii) represent five and four hundred seventy four thousandths percent (5.474%) of the outstanding shares of Common Stock (on an as-converted, fully diluted basis) immediately following the Closing and (iii) be duly authorized and validly issued, fully paid and non-assessable (collectively, the "Initial Purchase Price"). Solely for the purpose of clarity, the Buyer Shares represent seven and one-half percent (7.5%) of the outstanding shares of Common Stock (on an as-converted, fully diluted basis) prior to the reduction of Seller's percentage ownership of Buyer, as agreed by Buyer and Seller, in connection with certain payments by Buyer to Seller (for services rendered in the future and as part of the Initial Purchase Price paid hereunder) over and above five million dollars ($5,000,000). The Initial Purchase Price shall be subject to adjustment pursuant to Section 2.10 hereof (as finally adjusted pursuant to such sections, the "Final Purchase Price"). The Initial Purchase Price and all other cash consideration to be paid by Buyer under this Agreement shall be paid by Buyer by wire transfer of immediately available funds to such account or accounts as shall be designated in writing by Seller.

                  2.10 Working Capital Purchase Price Adjustment.

                  (a) Base Working Capital. For purposes of this Section 2.10 and any Net Working Capital adjustment to the Initial Purchase Price, the parties hereto agree that the amount set forth on Schedule 2.10(a) hereto (the "Estimated Net Working Capital") represents the estimated Net Working Capital of HTO and the Partnerships, on a combined basis, as of June 30, 2005 calculated in accordance with GAAP and using the same accounting principles as used in preparing the balance sheet data in the Financial Statements. Estimated Working Capital plus $100,000 shall be the "Base Working Capital."

                  (b) Closing Balance Sheet. As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereafter, Buyer shall prepare and deliver to Seller a calculation of the Net Working Capital as of the Closing Date (the "Closing Net Working Capital"). The Closing Net Working Capital shall be prepared in accordance with GAAP and on a basis consistent with the preparation of the Estimated Net Working Capital set forth on Schedule 2.10(a) hereto and without regard to any purchase accounting adjustments.

                  (c) Disputes. Upon delivery of the Closing Balance Sheet, HTO and Buyer will provide to Seller and Seller's accountants at Seller's expense full access to the books and records of HTO and the Partnerships during reasonable business hours and to the extent required to review the calculation of the Closing Net Working Capital. If Seller disagrees with the calculation of the Closing Net Working Capital, it shall notify Buyer of such disagreement in writing within thirty (30) days after its receipt of the Closing Net Working Capital. In the event that HTO, the Partnerships and Buyer have provided full access as aforesaid and Seller does not provide such a notice of disagreement within such thirty (30) day period, Seller shall be deemed to have accepted the calculation of the Closing Net Working Capital delivered by Buyer, which shall be final, binding and conclusive for all purposes under this Agreement. In the event any such notice of disagreement is timely provided by Seller, Buyer and Seller shall use their reasonable best efforts for a period of ninety (90) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Closing Net Working Capital. If, at the end of such period, they are unable to resolve such disagreements, then an independent accounting firm of recognized national standing mutually selected by Seller and Buyer (the "Accountants") shall resolve any remaining disagreements.

The Accountants shall act as an expert and not as an arbitrator, and shall resolve the matters still in dispute and adjust and establish any disputed adjustment amount to reflect such resolution. If issues in dispute are submitted to the Accountants for resolution, (A) each party will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may reasonably request and are available to that party (or its independent public accountants), and will be afforded the reasonable opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. The Accountants shall determine as promptly as practicable, but in any event within ninety (90) days of the date on which such dispute is referred to the Accountants, based solely on written submissions forwarded by Buyer and Seller to the Accountants within thirty (30) days following the Accountants' selection, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.10(b) and (only with respect to the remaining disagreements submitted to the Accountants) whether and to what extent (if any) the Closing Net Working Capital determination requires adjustment. All fees and expenses relating to the work, if any, to be performed by the Accountants shall be borne pro rata as between Buyer on the one hand and Seller on the other, in proportion to the allocation of the dollar amount of the amounts remaining in dispute between Buyer and Seller made by such Accountants such that the prevailing party pays the lesser proportion of fees and expenses. The determination of the Accountants shall be set forth in a written statement delivered to Buyer and Seller and shall be final, conclusive and binding on the parties. The date on which the Closing Net Working Capital is finally determined in accordance with this Section 2.10(c) is referred as to the "Determination Date."

                  (d) Payment. The "Net Working Capital Adjustment Amount," which may be positive or negative, shall mean (i) the Closing Net Working Capital minus (ii) the Base Working Capital. If the Net Working Capital Adjustment Amount is greater than zero (such difference, the "Increase Amount"), then within five (5) days after the Determination Date, Buyer shall pay to Seller (by wire transfer to such account as Seller may designate in writing) an additional amount equal to the Increase Amount, together with interest thereon calculated from the Closing Date to the date of payment at the prime rate of interest, as announced by Citibank, N.A. in New York on the Closing Date (the "Applicable Rate"). If the Net Working Capital Adjustment Amount is less than zero (such absolute difference, the "Deficit Amount"), then within five (5) days after the Determination Date, Seller shall pay to Buyer an amount equal to the Deficit Amount, together with interest thereon calculated from the Closing Date to the date of payment at the Applicable Rate.

                  2.11 Purchase Price Allocation. Buyer and Seller agree to allocate and Seller agrees to cause its Subsidiaries, as applicable, to allocate the Final Purchase Price in accordance with the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Buyer shall, within the later of (i) 120 days after the Closing Date, (ii) 30 days prior to the date by which Seller's federal income Tax Returns must be filed, or (iii) 10 business days after there has been a final determination of the Purchase Price pursuant to Section 2.10 hereof, prepare and deliver to Seller for its consent (which consent shall not be unreasonably withheld, delayed or conditioned) a schedule allocating the Final Purchase Price (such schedule, the "Allocation"). If Seller raises any objection to the Allocation, the parties will negotiate in good faith to resolve such objection(s). Buyer and Seller agree to act (and cause Seller's Subsidiaries, as applicable, to act) in accordance with the computations and allocations contained in the Allocation (including any modifications thereto reflecting any Net Working Capital Adjustment) in any relevant Tax returns or filings, including any forms or reports required to be filed pursuant to Section 1060 of the Code, the Treasury Regulations promulgated thereunder, or any provisions of local, state, and foreign, law ("1060 Forms"), and to cooperate in the preparation of any 1060 Forms and to file such 1060 Forms in the manner required by applicable law.

                                  ARTICLE III
                REPRESENTATIONS AND WARRANTIES REGARDING SELLER,
                            THE PARTNERSHIPS AND HTO

                  Seller represents and warrants to Buyer that the statements contained in this Article III are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by Seller to Buyer prior to the date of the execution of the Agreement (the "Disclosure Schedule"):

                  3.1 Organization and Qualification.

                  (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. Seller (i) has all requisite corporate power and authority to own, lease and operate the Acquired Assets being transferred hereunder and to carry on the Business as it is presently being conducted and (ii) is duly qualified to do business as a foreign person in each jurisdiction in which the nature of the Acquired Assets or the conduct of the Business requires it to be so qualified. Complete and correct copies of the Organizational Documents of Seller have been made available to Buyer.

                  (b) Each of HTO, each of the Partnerships and each of the Affiliates of Seller that is party to the other Transaction Agreements (such Affiliates, collectively, the "Other Sellers") is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Each of HTO, each Partnership and each of the Other Sellers (i) has all requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently being conducted and (ii) is duly qualified to do business as a foreign person in each jurisdiction in which the nature of the property owned or leased by it or the conduct of its business requires it to be so qualified. Complete and correct copies of the Organizational Documents of HTO, each Partnership and each Other Seller have been made available to Buyer.

                  3.2 Capitalization of HTO and the Partnerships. The equity capitalization of HTO and the Partnerships (including the identity of each equity holder and the partnership interest held thereby) is set forth in
Schedule 3.2 hereto. All of the issued and outstanding HTO Interests and Partnership Interests are beneficially owned solely by Seller or its Subsidiaries as set forth on Schedule 3.2 hereto. The HTO Interests and each of the Partnership Interests have not been issued in violation of any preemptive rights and are free and clear of any Encumbrances. At the Closing, Buyer will acquire good and valid title to the HTO Interests, free and clear of all Encumbrances incurred by Buyer or its Affiliates. Other than as set forth in
Schedule 3.2 hereto, neither HTO nor any Partnership owns or holds, directly or indirectly, any equity interest of any kind in any Person.

                  (a) Except for this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, there are no outstanding (i) agreements, arrangements, warrants, options, puts, calls, rights, subscriptions or other commitments to which HTO or any Partnership is a party relating to the sale, issuance or voting of any partnership interests of HTO or such Partnership, or (ii) securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any limited liability company or partnership interests, as applicable, of HTO or such Partnership.

                  3.3 Corporate Books and Records. The minute books of HTO and each Partnership contain accurate records of all meetings and accurately reflect all other actions taken by the members or partners of HTO or of such Partnership. Complete and accurate copies of all such minute books and of the record of limited liability company or partnership interests, as applicable, of HTO and each Partnership have been provided by Seller to Buyer.

                  3.4 Authorization; Enforceability. Seller and each Other Seller (as the case may be) has all requisite corporate, partnership or limited liability company power and authority, and has taken all corporate or other similar action necessary, in order to execute and deliver this Agreement, the other Transaction Agreements and the other instruments contemplated hereby and thereby, to perform its obligations under this Agreement and the other Transaction Agreements and, subject to the conditions set forth in this Agreement and the other Transaction Agreements, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Seller and each Other Seller have been duly authorized by all requisite corporate or other similar action on behalf of Seller and each Other Seller, as applicable. This Agreement has been, and the other Transaction Agreements will be upon execution and delivery by Seller and each Other Seller, duly executed and delivered by Seller and each Other Seller and, assuming the due authorization, execution and delivery of this Agreement and the other Transaction Agreements to which Buyer is a party, constitute or will constitute the legal, valid and binding obligations of Seller and each Other Seller, enforceable against Seller and each Other Seller in accordance with their terms subject to (a) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights and remedies generally, and (b) the effect of general equitable principles, regardless of whether asserted in a proceeding in equity or at law.

                  3.5 No Conflict or Violation. The execution, delivery and performance by Seller and each Other Seller of this Agreement and the other Transaction Agreements and the consummation by Seller and each Other Seller of the transactions contemplated hereby and thereby, and compliance by Seller and each Other Seller with, or fulfillment by Seller and each Other Seller of, the terms, conditions and provisions of this Agreement and of the other Transaction Agreements, do not and will not: (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of Seller, any Other Seller, HTO or any Partnership; (b) except as set forth on Schedule 3.5 hereto, violate, conflict with or constitute or result in (or with notice, lapse of time or both become) a default or a breach under, require any consent under or result in the acceleration, termination, amendment, suspension, revocation or cancellation of (or entitle any Person or give any Person the right to accelerate, terminate, amend, suspend, revoke or cancel), or result in the creation of any Encumbrance on the Interests or on any of the assets or properties of HTO or any Partnership pursuant to, any Contract to which Seller,

HTO or any Partnership is a party or by which any of the Interests or any of such assets or properties is bound, except, in the case of clause (b) above, for any such matters or consequences that would not reasonably be expected, individually or in the aggregate, to materially adversely affect, restrict or delay the ability of Seller or any Other Seller to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.

                  3.6 Consents and Approvals. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or to materially adversely affect, restrict or delay the ability of Seller or any Other Seller to consummate the transactions contemplated by this Agreement and the other Transaction Agreements, and except as set forth on Schedule 3.6 hereto, the execution, delivery and performance by Seller and each Other Seller of this Agreement and the other Transaction Agreements, and the consummation by Seller and each Other Seller of the transactions contemplated hereby and thereby, do not and will not require the approval, consent, authorization or other order of, or action by, or the making by Seller, HTO, any Other Seller or any Partnership or any other Person of any declaration, filing or registration with, or notification to, any Governmental Authority.

                  3.7 Financial Statements.

                  (a) True and complete copies of (i) the unaudited balance sheet of HTO and each Partnership as of December 31, 2003 and 2004 and as of March 31, 2003, 2004 and 2005, June 30, 2003, 2004 and 2005, and September 30,
2003 and 2004, and (ii) the related unaudited income statement for each of the fiscal quarters ended March 31, 2003, 2004 and 2005, June 30, 2003, 2004 and 2005, September 30, 2003 and 2004 and December 31, 2003 and 2004, and (iii) the statement of net assets of each of the Partnerships and HTO (on a combined basis) as of June 30, 2005 (the "Statement of Net Assets"), (collectively, the "Financial Statements"), are attached hereto as Schedule 3.7(a) to this Agreement. The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered by such Financial Statements. The Financial Statements fairly present in accordance with GAAP, in all material respects, the financial condition of HTO and each of the Partnerships and the results of their operations, in each case, as of the dates of such Financial Statements for the periods referred to in such Financial Statements.

                  (b) All accounts receivable of HTO and each of the Partnerships reflected in the June 30, 2005 Statement of Net Assets included in the Financial Statements or arising since June 30, 2005 have arisen in the Ordinary Course of Business of HTO and the Partnerships from bona fide transactions and represent valid obligations due to the operations of HTO and the Partnerships in accordance with their terms and are not subject to discount except for immaterial trade discounts consistent with past practice and contractual allowances and reserves reflected on the Financial Statements. The values at which the accounts receivable are carried on the Financial Statements reflect the accounts receivable consistent with GAAP.

                  3.8 Absence of Certain Changes or Events. Since December 31, 2004, except as set forth in Schedule 3.8 hereto or as disclosed in any of the Financial Statements, (a) HTO and the Partnerships have operated only in the Ordinary Course of Business, and (b) there have not been any changes in the Business or results of operations of HTO or the Partnerships or any other events, conditions or circumstances that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. In addition, since December 31, 2004 and through the date hereof (a) neither HTO nor any Partnership has sold, assigned, transferred, leased, licensed or disposed of any of its material assets or properties and neither Seller nor any of its Subsidiaries has taken any such action with respect to the Acquired Assets other than the sale of inventory and obsolete or worn-out equipment, in each case in the Ordinary Course of Business; (b) neither HTO nor any Partnership has made any acquisition of any Person or other business organization or division thereof; (c) neither HTO nor any Partnership has subjected any of its assets to any Encumbrance and neither Seller nor any of its Subsidiaries has taken any such action with respect to the Acquired Assets, except for Permitted Encumbrances; (d) neither HTO nor any Partnership has amended or authorized any amendment to its Organizational Documents; (e) neither HTO nor any Partnership has materially changed or modified the commission or sales quota applicable to or the compensation payable to any employee; (f) there has not been any (i) increase in the compensation or fringe benefits of any Transferred Employee, other than increases in salary in the Ordinary Course of Business and reflected in Schedule 3.19(a), (ii) grant of any severance or termination pay to any Transferred Employee, (iii) loan or advance of money or other property to any present or former employee of HTO or a Partnership, other than expense advances in the Ordinary Course of Business, (iv) establishment, adoption, entrance into, amendment or termination of any Seller Plan or collective bargaining agreement (other than as may be required by the terms of an existing Seller Plan or collective bargaining agreement, or as may be required by applicable law or in order to qualify under Sections 401 and 501 of the Code), (v) grants of any equity or equity-based awards to any present or former employee of HTO or a Partnership; or (g) none of HTO, any Partnership or Seller or any of its Subsidiaries (as applicable) has become obligated in writing or otherwise agreed to take any of the actions specified in subparagraphs (a) through (e) above. Since December 31, 2004, there has not been
(i) any damage, destruction, or loss to any assets or properties that has, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) any change in the accounting principles or practices used by HTO or the Partnerships.

                  3.9 No Undisclosed Liabilities. Except as set forth in
Schedule 3.9 hereto, there are no outstanding liabilities or indebtedness of HTO or the Partnerships that would be required to be reflected on a consolidated balance sheet prepared in conformity with GAAP, except for liabilities or indebtedness (i) disclosed or reflected in the Statement of Net Assets, (ii) incurred in the Ordinary Course of Business since June 30, 2005 that are of the nature required to be reflected on a consolidated balance sheet prepared in conformity with GAAP, or (iii) that do not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of HTO nor any of the Partnerships is a party to, or has any commitment to become a party to, any contract or other arrangement associated with off balance sheet financing, including without limitation any arrangements for the sale of receivables.

                  3.10 Litigation. As of the date of this Agreement, except as set forth in Schedule 3.10 hereto (which, with respect to each proceeding disclosed therein, sets forth: the parties, nature of the proceeding, date and method commenced, amount of damages or other relief sought and, if applicable, paid or granted), (a) there are no civil, criminal, judicial, administrative or arbitral lawsuits, actions, audits, hearings, litigation, claims, investigations or other proceedings, public or private, or governmental investigations pending by or against, or, to the knowledge of Seller, threatened against Seller, any of its Subsidiaries, HTO or any Partnership that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or that could, individually or in the aggregate, affect the legality, validity or enforceability of this Agreement or the other Transaction Agreements or the consummation of transactions contemplated hereby or thereby or materially adversely affect, restrict or delay the ability of Seller to consummate such transactions and (b) none of Seller, any of its Subsidiaries, HTO or any Partnership is a party to or in default under any outstanding Governmental Order (nor, to the knowledge of Seller, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                  3.11 Compliance with Laws; Permits. Seller, its Subsidiaries, HTO and each of the Partnerships are in compliance, and have been in compliance at all times during the past five (5) years, in all material respects with all applicable laws, statutes, regulations and Governmental Orders relating to the operation of the Business (other than Environmental Laws, which are addressed in Section 3.15(a)). Except as set forth on Schedule 3.11 hereto, Seller, its Subsidiaries, HTO and each of the Partnerships are in compliance in all material respects with all licenses, permits, approvals, registrations, authorizations, notifications, exemptions, consents, franchises and concessions from any Governmental Authority issued or granted to Seller, its Subsidiaries, HTO or the Partnerships in connection with the operation of the Business (collectively, "Governmental Permits") other than Environmental Permits, which are addressed in
Section 3.15(f). Seller, its Subsidiaries, HTO and each of the Partnerships are in compliance, and have been incompliance at all times during the past five (5) years, with the Foreign Corrupt Practices Act of 1977.

                  3.12 Contracts.

                  (a) Except as set forth in Schedule 3.12(a) hereto, neither HTO nor any Partnership is a party to, or bound by, any of the following:

                    (i) any Contract relating to or requiring capital
               expenditures in excess of either $10,000 in any one fiscal year or $20,000 in the aggregate;

                    (ii) any Contract representing an aggregate future liability of HTO or such Partnership or representing the future right of HTO or such Partnership to receive, in each case, an amount in excess of either $10,000 in any one fiscal year or $20,000 over the term of such Contract (including all potential extensions thereof);

                    (iii) any Contract with respect to the purchase of goods or services with a value, or involving payments by HTO or such Partnership or Seller or its Subsidiaries, of more than $10,000 in any twelve (12) month period that is not subject to cancellation or termination on not more than 30 days' notice by HTO or such Partnership or Seller or its Subsidiaries without penalty or further payment, except purchase orders made or letters of credit obtained in its Ordinary Course of Business;

                    (iv) any agreement providing for a commitment of employment or consultation services for a specified or unspecified term or otherwise relating to employment or the termination of employment and requiring payments in excess of $10,000;

                    (v) any note, mortgage, indenture or other obligation or
               agreement or other instrument for or relating to indebtedness for money borrowed (including capital lease obligations) by HTO or such Partnership or Seller or its Subsidiaries, or any guarantee, assumption or endorsement by HTO or such Partnership of third-party obligations, of $10,000 or more or letters of credit obtained in its Ordinary Course of Business;

                    (vi) any collective bargaining agreement with any labor
               union or association representing employees of HTO or such Partnership or Seller or its Subsidiaries;

                    (vii) any lease of personal property with an annual base
               rental obligation of more than $20,000;

                    (viii) any franchise agreement; or

                    (ix) any joint venture, partnership, joint marketing or
               limited liability company agreement;

                    (x) any contract or agreement with any Governmental
               Authority that represents an aggregate liability of HTO or such Partnership or Seller or its Subsidiaries in excess of $10,000;

                    (xi) any contract or agreement that limits or purports to
               limit HTO's or such Partnership's or Seller's or its Subsidiaries' ability to compete in any line of business or with any Person or in any geographic area or during any period of time or which grants exclusive sales rights in any territory or region or "most favored nations" or similar from of pricing protection;

                    (xii) any contract concerning Intellectual Property,
               including (a) every contract pursuant to which any Intellectual Property used in the conduct of the Business is licensed from any third party, and (b) every contract pursuant to which any Intellectual Property used in the conduct of the Business is licensed to any third party; or

                    (xiii) any other contract or agreement whether or not made in the Ordinary Course of Business, which is material to the Business.

                  (b) Except as disclosed in Schedule 3.12(b) hereto, each Scheduled Contract: (i) is valid and binding on the respective parties thereto and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement and the other Transaction Agreements, except to the extent that any consents set forth in Schedule 3.5 hereto are not obtained, shall continue in full force and effect without penalty or other adverse consequence.

                  (c) Except as set forth in Schedule 3.12(c) hereto, with respect to each Scheduled Contract, neither HTO nor any Partnership or, to the knowledge of Seller, any other Person which is a party to any Scheduled Contract, is in breach of or default in any material respect under, and no event has occurred which with notice or lapse of time, or both, would become a breach of or default in any material respect under such Scheduled Contract. Complete and correct copies of the Scheduled Contracts have been made available to Buyer.

                  3.13 Suppliers. Schedule 3.13 hereto lists each of the 25 largest suppliers of supplies, merchandise and other goods for the Business based on amounts invoiced by such supplier over the 12-month period ended June 30, 2005 (each a "Material Supplier"). To the knowledge of Seller, except as occurring in the Ordinary Course of Business and except for HMT and its Subsidiaries, since December 31, 2004 and through the date of this Agreement, no Material Supplier has terminated or materially reduced its business relationship with HTO, the Partnerships or Seller or its Subsidiaries, as applicable, or materially changed the terms on which it does business with HTO, the Partnerships or Seller or its Subsidiaries, as applicable, or communicated its intention to do any of the foregoing. Seller is not aware of any intention of any Material Supplier to terminate, materially reduce its business relationship with or increase prices charged to HTO, the Partnerships or Seller or its Subsidiaries, as applicable, following the Closing.

                  3.14 Title to Acquired Assets. Except as set forth in Schedule
3.14 hereto, Seller, its Subsidiaries, HTO and the Partnerships have good title to, or a valid leasehold interest in or right to use, the respective properties, rights and assets necessary to conduct the Business free and clear of all Encumbrances other than Permitted Encumbrances, except for items which were disposed of in the Ordinary Course of Business since December 31, 2004, the properties, rights and assets of HMT and its Subsidiaries. Except as set forth in Schedule 3.14, all equipment and tangible personal property related to the Business and held by Seller, its Subsidiaries, HTO and the Partnerships is in good condition or repair, ordinary wear and tear excepted.

                  3.15 Environmental Matters.

                  (a) Each of HTO and the Partnerships and Seller's, HTO's and the Partnerships' operation of the Business have been and are in material compliance with all applicable Environmental Laws, and there are no conditions or circumstances arising out of or related to Seller's, HTO's or any Partnership's past or present operation of the Business that have given or could reasonably be expected to give rise to any material liabilities or claims against Seller, HTO or any Partnership under any Environmental Laws.

                  (b) Without limitation to Section 3.15(a), Seller, its Subsidiaries, HTO and the Partnerships hold, and are in material compliance with, all Environmental Permits required for the ownership and operation of the Acquired Assets and the Business, and the consummation of the transactions contemplated under this Agreement do not require any transfer, amendment or modification of such Environmental Permits or any consent of, or notice to, any third Person.

                  (c) None of HTO, the Partnerships, and in connection with the Business or the Acquired Assets, none of Seller nor its Subsidiaries, has received any material Environmental Claim, and Seller has no knowledge of any threatened material Environmental Claim.

                  (d) Hazardous Materials are not present at or about any of the Acquired Assets, or any facility currently or formerly owned, leased, operated or used by HTO or any of the Partnerships, in amount or condition that could reasonably be expected to give rise to any material liabilities or claims against Seller, any of its Subsidiaries, HTO or any Partnership under any Environmental Laws.

                  (e) Neither Seller, HTO nor any of its Subsidiaries in connection with the Business, nor HTO nor any of the Partnerships, has assumed any material liability or obligation under or relating to any Environmental Law.

                  (f) Seller has provided to Buyer true and complete copies of all Environmental Reports containing material information that are in the possession or control of Seller, HTO or any of the Partnerships, each of which is identified on Schedule 3.15(f) hereto.

                  3.16 Intellectual Property.

                  (a) Schedule 3.16(a) hereto lists (i) all Registered Intellectual Property owned by Seller, its Subsidiaries, HTO or the Partnerships (collectively, the "IP Transferring Parties"), including in each case the jurisdiction in which each asset is registered or filed, and the corresponding application or registration number and (ii) all other Intellectual Property material to the Business.

                  (b) With respect to each asset set forth in Schedule 3.16(a) of the Disclosure Schedule, (i) such asset is valid and enforceable, (ii) the IP Transferring Parties own, or possess all right title and interest in and to the asset, (iii) the IP Transferring Parties' ownership or interest in such asset is free and clear of any Encumbrance, (iv) the asset is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge, and (iv) no action, suit, proceeding, hearing, investigation, charge, complaint, Claim or demand is pending, or to the knowledge of Seller, HTO or any Partnership, is threatened, which challenges the legality, validity or enforceability of the asset or the use or ownership of the asset by HTO or the Partnerships.

                  (c) Except as set forth in Schedule 3.16(c) of the Disclosure Schedule, (i) the conduct of the Business does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third party, (ii) none of the IP Transferring Parties has received any written or oral notice that it is infringing upon, misappropriating, or otherwise violating any Intellectual Property of any third party, nor is there any action, suit or proceeding pending or, to the knowledge of Seller, threatened, against the IP Transferring Parties claiming that such Person is infringing upon, misappropriating, or otherwise violating any Intellectual Property of any third party, and Seller knows of no reasonable basis for any such claim, and (iii) no third party is infringing upon, misappropriating, or otherwise violating any Intellectual Property of the IP Transferring Parties.

                  (d) Each of the IP Transferring Parties have taken reasonably appropriate measures to maintain and protect their rights in, and the confidentiality and proprietary nature (where appropriate) of, all Intellectual Property assets that they own or use in the conduct of the Business.

                  (e) The conduct of the Business by the IP Transferring Parties does not use or incorporate any source, object or other software code subject to an "open-source", "copyleft" or other similar license terms (including, without limitation, any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkely Software Distribution License, Open Source Initiative License, MIT, Apache or public domain licenses, and the like).

                  (f) None of the IP Transferring Parties has deposited, is obligated to deposit, or reasonably expects that it will be obligated to deposit, the source code of any of the software products of the used by any of the IP Transferring Parties pursuant to a source code escrow agreement for the benefit of any Person, nor have any of them made the source code of any software product available to any Person.

                  (g) All software, databases, systems, networks and Internet sites included within the Acquired Assets are free from any material defect, bug, "Trojan Horse", malware, spyware or other virus or programming design or documentation error or corruptant. The IP Transferring Parties have taken all reasonably necessary actions to protect the confidentiality, integrity and security of their software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties. The IP Transferring Parties fully comply with all relevant laws and regulations and with their own respective policies with respect to the privacy of all users and customers and any of their personally identifiable information, and no claims have been asserted or threatened in writing against any of the IP Transferring Parties alleging a violation of any of the foregoing.

                  3.17 Labor Relations. Seller, its Subsidiaries, HTO and the Partnerships have not agreed to recognize, and is not a party to any contract with, any labor union, collective bargaining representative, works council, or other form of employee representative. To the knowledge of Seller, no union organizing campaign or representation petition is currently pending with respect to any of the Business Employees. There is no pending or, to the knowledge of Seller threatened, labor dispute, strike or work stoppage against Seller with respect to the Business. To the knowledge of Seller, all Business Employees are lawfully authorized to work in their present location under the laws of the jurisdiction in which they work. To the knowledge of Seller, no Business Employee and no independent contractor or consultant is in violation of any term of any employment, services or other contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to (i) the right of any such person to be employed or retained by Seller or their Affiliates, or (ii) the use by or for the benefit of Seller or an Affiliate of Seller of the trade secrets, intellectual property, or confidential or proprietary information of others.

                  3.18     Taxes.

                  (a) All Tax Returns required to be filed by, or with respect to, HTO, the Partnerships, the Acquired Assets and the Business on or prior to the Closing Date have been or will be duly filed with the appropriate Taxing Authorities on or prior to the Closing Date, and all such Tax Returns are or will be complete and correct in all material respects;

                  (b) all liabilities for Taxes with respect to HTO, the Partnerships, the Acquired Assets or the Business have been timely paid in full (or will be paid in full on or prior to the Closing Date);

                  (c) none of Seller, HTO nor any Partnership has received any written notice of deficiency or assessment from any Taxing Authority with respect to any liability for Taxes with respect to HTO or such Partnership or the Acquired Assets or the Business which has not been fully paid or finally settled;

                  (d) as of the Closing Date, there will be no tax sharing, indemnity, allocation or similar agreements in effect to which HTO or any Partnership is a party or has continuing liability thereunder;

                  (e) there are no liens for Taxes (other than Permitted Tax Liens) upon any assets or properties of HTO, the Partnerships or the Acquired Assets or the Business;

                  (f) no audit or other proceeding by any court, governmental or regulatory authority, or similar person has formally commenced and no notification has been given that such an audit or other proceeding is pending or threatened with respect to any Taxes due from or with respect to HTO, the Partnerships, the Acquired Assets or the Business or any Tax Return filed by or with respect to HTO, the Partnerships, the Acquired Assets or the Business;

                  (g) there are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to HTO, any of the Partnerships, the Acquired Assets or the Business for any Taxable Period;

                  (h) no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local, or foreign law has been entered into by or with respect to HTO, the Partnerships, the Acquired Assets or the Business;

                  (i) Seller, HTO and the Partnerships have duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be withheld and paid over for all periods under all applicable laws and regulations with respect to HTO, the Partnerships, the Acquired Assets and the Business;

                  (j) HTO and each of the Partnerships has at times since its formation been treated as a partnership for U.S. federal income tax purposes; and

                  (k) none of HTO nor the Partnerships have participated in any "reportable transaction" as defined in Section 1.6011-4(b) of the Treasury Regulations or any "listed transaction" as defined in Section 301.6111-2(b)(2) of the Treasury Regulations and Seller has not participated in any such transaction with respect to the Acquired Assets or the Business.

                  3.19 Employee Matters and Seller Plans.

                  (a) Schedule 3.19(a) contains (A) a complete and accurate list of all Transferred Employees, showing for each Transferred Employee (including employees on leave of absence), the location and name of such Transferred Employee, position held, current annual compensation (annual base salary and base wages, excluding bonus and commissions, if any), (B) the Transferred Employees located within the United States whose position will require action to obtain work authorization (e.g., visa), and (C) information related to whether any such Transferred Employee is on a leave of absence, including but not limited to leaves for disability, workers compensation, pregnancy, or family medical leave, and if any such Transferred Employee is on a leave of absence, the initial date and expected duration of such leave, and the pay status of the individual during such leave.

                  (b) Schedule 3.19(b) contains a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of ERISA, including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, director or consultant of Seller, its Subsidiaries, HTO or the Partnerships (the "Seller Employees") has any present or future right to benefits and which are contributed to, sponsored by or maintained by Seller, any of its Subsidiaries, HTO or any of the Partnerships (ii) Seller, any of its Subsidiaries, HTO or any of the Partnerships has had or has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Seller Plans".

                  (c) With respect to each Seller Plan, Seller has provided to Buyer a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by Seller or its Subsidiaries to Seller Employees concerning the extent of the benefits provided under a Seller Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to Seller Plans at any time within the twelve months immediately following the date hereof, and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

                  (d) Each Seller Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Seller Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject Seller or its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) no "reportable event" (as such term is defined in Section 4043 of the Code) that could reasonably be expected to result in liability, no nonexempt "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Seller Plan;
(v) there is no present intention that any Seller Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Seller Plan at any time within the twelve months immediately following the date hereof.

                  (e) No Seller Plan is a "multiemployer plan" (as defined in
Section 4001(a)(3) of ERISA) and neither Seller, its Subsidiaries nor any of their Affiliates has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

                  (f) With respect to any Seller Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, (ii) no facts or circumstances exist that could give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the "PBGC") in respect of any Seller Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC).

                  (g) No Seller Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), (i) could entitle any Seller Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) could accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Seller Plans, (iii) could limit or restrict the right of Seller to merge, amend or terminate any of the Seller Plans, (iv) could cause Seller to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) could result in payments under any of the Seller Plans which would not be deductible under Section 280G of the Code.

                  (h) Except as set forth in Schedule 3.19(h) hereto, no Seller Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Seller Plan set forth in Schedule 3.19(h), "Foreign Benefit Plans"). With respect to any Foreign Benefit Plans, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality; (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Seller, Subsidiary, HTO or Partnership entity; and (iii) no material liability or obligation of Seller, its Subsidiaries, HTO or the Partnerships exists with respect to such Foreign Benefit Plans that has not been disclosed on Schedule 3.19(h).

                  3.20 Contracts with Affiliates. Except as set forth in
Schedule 3.20 hereto, (i) on the Closing Date none of Seller or any of its Affiliates has outstanding any loan to, or is party to any other transaction outside of a general employment relationship with, any director, officer or employee of the Business other than Seller's executive officers who serve as officers of HTO but are not included in the Transferred Employees and (ii) there are no contracts, agreements or obligations of HTO or any Partnership that are guaranteed by Seller or any of its Affiliates. Except as set forth in Schedule
3.20 hereto, there is no Contract between the Business and any other business or division of Seller or any Affiliate of Seller (an "Intercompany Agreement"). On the Closing Date, none of HTO or any of the Partnerships has outstanding any guarantee of any note, mortgage, credit agreement, indenture or other obligation or agreement or other instrument for or relating to indebtedness for money borrowed of Seller or any of its Subsidiaries.

                  3.21 No Brokers, Finders, etc. None of Seller, any of its Subsidiaries, HTO nor any Partnership has paid or will become obligated to pay any fee or commission to any broker, finder or other intermediary for or on account of the transactions contemplated by this Agreement.

                  3.22 Insurance. Schedule 3.22 hereto lists (a) all insurance policies of Seller, HTO, the Partnerships or any other Affiliate of Seller covering the assets, business, products, services or employees of HTO, the Partnerships or the Business as of the date hereof, (b) the amount of the annual premiums thereon paid by, or otherwise allocated to, such Person, and (c) any claims made thereunder during the past three years with respect to the assets, business, products, services or employees of HTO, the Partnerships or the Business. All such policies are in full force and effect, all premiums due thereon have been paid, and Seller, HTO, the Partnerships or any other Affiliate of Seller providing insurance benefits to HTO or any Partnership have complied in all material respects with the provisions of such policies and have not received any notice from any of their insurance brokers or carriers that such broker or carrier will not be willing or able to renew their existing coverage.

                  3.23 Fixed Assets. Except as set forth in Schedule 3.23 hereto, the fixed assets shown on the Financial Statements or thereafter acquired by HTO or the Partnerships consisted of items of a quantity and quality usable or salable in the Ordinary Course of Business and the fixed assets set forth on Schedule 2.1 hereto that are comprised of or primarily related to OssaTrons are in good working order.

                  3.24 Equity Interests. Schedule 3.24 hereto sets forth the capital stock of or other equity interests in any corporation, partnership or other entity that are included in the Acquired Assets (directly or indirectly). At the time of the Closing, Seller will have good and marketable title to all such capital stock or other equity interests described in Schedule 3.24 hereto, free and clear of all Encumbrances except Permitted Encumbrances. Prior to the date hereof, HTO has taken all actions necessary and appropriate to transfer, sell, assign and deliver any and all of the equity interests held by it (directly or indirectly), other than such capital stock or other equity interests set forth on Schedule 3.24; for the avoidance of doubt, any liabilities or obligations arising therefrom shall be an Excluded Liability pursuant to Section 2.4(l).

                  3.25 Sufficiency of Assets. The transfer of the Acquired Assets, and the other rights, licenses, services and benefits to be provided pursuant to this Agreement and the other Transaction Agreements, constitute the assets, properties and rights, including without limitation all rights in Intellectual Property, necessary to conduct the Business in all material respects as currently conducted, in each case other than (A) the Excluded Assets described in Schedule 2.2(d) hereto, (B) the assets, properties and rights used to perform the services that are the subject of the Transition Services Agreement and (C) as set forth in Schedule 3.25 hereto.

                  3.26 Limited Partners. To the knowledge of Seller, except as occurring in the Ordinary Course of Business, since December 31, 2004 and through the date of this Agreement, no limited partner of any of the Partnerships has terminated or materially altered its business relationship (which business relationship does not include a limited partner's use of the Partnership's equipment to perform procedures) with HTO, such Partnership or Seller or its Subsidiaries, as applicable, materially changed the terms on which it does business with HTO, such Partnership or Seller or its Subsidiaries, as applicable, assigned its limited partnership interest to a third party or communicated its intention to do any of the foregoing. Except as disclosed in
Schedule 3.26 hereto, Seller is not aware of any material dispute with any limited partner of any of the Partnerships or the intention of any such limited partner to terminate, materially alter its business relationship with HTO, such Partnership or Seller or its Subsidiaries, as applicable, or to assign its limited partnership interest to any third party following the Closing.

                  3.27 Certain Regulatory Matters.

                  (a) HTO and the Partnerships have established and administer a compliance program (including a written compliance policy) applicable to the Business (i) to assist HTO and the Partnerships, and their respective directors, officers and employees in complying with applicable Health Care Laws (including, without limitation, those administered by the United States Food and Drug Administration ("FDA") and the United States Department of Health and Human Services "HHS") applicable to the Business and (ii) to provide compliance policies relating to Health Care Laws governing the conduct of medical device companies (including, without limitation, pre-clinical and clinical testing, product design and development, product testing, product manufacturing, product labeling, product storage, pre-market clearance and approval, marketing, advertising and promotion, product sales and distribution, reimbursement, fraud and abuse, medical device recall and reporting regulations, and record keeping).

                  (b) HTO and the Partnerships are and at all times during the past five (5) years have been in compliance in all material respects with the provisions of all Health Care Permits and Health Care Laws. All applications, submissions, information, claims, reports and statistics and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for authorizations, approvals, certificates, waivers, certifications, clearances, exemptions, notifications, consents, orders, registrations, licenses or permits of the FDA, HHS or comparable Governmental Authorities relating to HTO and the Partnerships, the Business and its products, when submitted to the FDA, HHS or other Governmental Authority were true, complete and correct in all material respects and in conformance with Health Care Laws as of the date of submission and any updates, changes, corrections or modification to such applications, submissions, information and data which were or are necessary or required to be filed, maintained, or furnished to the FDA, HHS or other Governmental Authorities have been timely filed, maintained, or furnished to the FDA, HHS and other Governmental Authorities and were true, complete and correct in all material respects and in conformance with legal requirements as of the date of submission.

                  (c) Neither HTO nor any Partnership is subject to any obligation arising under any consent decree, consent agreement, or warning letter issued by or entered into with the FDA or any other Governmental Authority or other notice, response or commitment made to the FDA or any other Governmental Authority. Seller has delivered to Buyer true, correct and complete copies of all customer complaints relating to the products of the Business and all MDRs, as that term is defined in 21 C.F.R. Part 803, filed with the FDA within the last five (5) years. Seller has delivered to Buyer true, complete and correct copies of all warning letters, untitled letters, notices of inspectional observations (Form FDA-483s), or similar notices, or other correspondence relating to products of the Business and HTO's and the Partnerships' compliance with Health Care Laws from the FDA and any other Governmental Authority and all of their respective responses thereto within the last five (5) years.

                  (d) No premarket approval or 510(k) applications for the products of the Business has been subjected to reevaluation or suspension of sale by the FDA and no products manufactured, marketed or sold by Seller or its Affiliates in connection with Business have been recalled or subject to a field notification, field correction or safety alert (whether voluntarily or otherwise) and no proceedings have occurred (whether completed or pending) seeking to recall, reclassify, re-label, suspend, or seize any product sold or proposed to be sold by Seller or its Affiliates in connection with the Business. There are no facts which are reasonably likely to cause: (A) the recall, suspension, field notification, field correction, reclassification, re-labeling or safety alert of any product sold or intended to be sold by Seller or its Affiliates relating to the Business; (B) a change in the marketing classification or a material change in labeling of any such products; or (C) a termination or suspension of marketing of any such products.

                  (e) Except as set forth in Schedule 3.27, there are no nonclinical, pre-clinical or clinical trials or studies relating to the Business being conducted by or on behalf of Seller or its Affiliates. All pre-clinical trials and clinical trials relating to the Business conducted by or on behalf of Seller or its Affiliates have been, and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable Health Care Laws relating thereto, including the Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 812.

                  (f) None of HTO, any of the Partnerships nor, to Seller's knowledge, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that is prohibited under federal or state criminal or civil laws (including without limitation the Federal Anti-Kickback statute, Stark law, Civil False Claims Act, Administrative False Claims Act, and any state laws prohibiting kickbacks or certain referrals), or the regulations promulgated pursuant to such laws, or that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a,
(ii) under any similar state law or regulation, or (iii) from participation in Medicare, Medicaid or any other state or federal health care program.

                  (g) There are no investigations, audits, actions or other proceedings pending or threatened with respect to a violation by Seller or its Affiliates related to the Business of any Health Care Law or any other legislation or regulation promulgated by any other Governmental Authority that reasonably would be expected to result in administrative, civil, or criminal liability, debarment or exclusion.

                  3.28 Transferred Accounts Receivable. All accounts receivable included on Schedule X hereto have arisen in the Ordinary Course of Business of the Partnerships from bona fide transactions and represent valid obligations due to the operations of the Partnerships in accordance with their terms and are not subject to discount. The respective values of the accounts receivable reflected in Schedule X reflect the carrying value of such accounts receivable consistent with GAAP.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF BUYER

                  Buyer represents and warrants to Seller that the statements contained in this Article IV are correct and complete as of the date hereof:

                  4.1 Organization. Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Copies of the Organizational Documents of Buyer have been made available to Seller and such copies are complete and correct, except where the failure to have such power or authority or to be duly qualified to do business does not and would not reasonably be expected to materially adversely affect, restrict or delay the ability of Buyer to consummate the transactions contemplated by this Agreement and the other Transaction Agreements. Copies of the Organizational Documents have been provided to Seller and such copies are complete and correct.

                  4.2 Authorization; Enforceability. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements, to perform its obligations hereunder and thereunder and, subject to the conditions set forth herein and therein, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Buyer have been duly authorized by all requisite corporate action on behalf of Buyer. This Agreement has been and the other Transaction Agreements will be duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement and the other Transaction Agreements by Seller or its Subsidiaries, constitute or will constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms subject to (a) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors' rights and remedies generally and (b) the effect of general equitable principles, regardless of whether asserted in a proceeding in equity or at law.

                  4.3 No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby, and compliance by Buyer with, or fulfillment by Buyer of, the terms, conditions and provisions hereof and thereof, do not and will not: (a) violate any provision of the Organizational Documents of Buyer; (b) violate, conflict with or constitute or result in (or with notice, lapse of time or both become) a default or a breach under or result in the acceleration, termination or cancellation of (or entitle any Person or give any Person the right to accelerate, terminate or cancel) any obligation under any Contract to which Buyer is a party or by which any of the assets or property of Buyer is bound, except for any of such matters or consequences which would not reasonably be expected, individually or in the aggregate, to materially adversely affect Buyer or to materially adversely affect, restrict or delay the ability of Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Agreements; or (c) contravene or violate any law, statute, rule or regulation applicable to Buyer or any of its assets or properties, or any Governmental Order to which Buyer is a party or by which Buyer or any of its assets or properties is bound, except for any of such matters or consequences which do not and would not reasonably be expected, individually or in the aggregate, to materially adversely affect Buyer or materially adversely affect, restrict or delay the ability of Buyer to consummate the transactions contemplated by this Agreement or other Transaction Agreements.

                  4.4 Consents and Approvals. Except for the notification and waiting period requirements of the HSR Act, the execution, delivery and performance by Buyer of this Agreement or any of the other Transaction Agreements, the consummation by Buyer of the transactions contemplated hereby and thereby and compliance by Buyer with, or fulfillment by Buyer of, the terms, conditions and provisions hereof and thereof do not and will not require the approval, consent, authorization or act of, or the making by Buyer of any declaration, filing or registration with, any Person or Governmental Authority except for any of such approvals, consents, authorizations, declarations, filings or registrations that do not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect or materially adversely affect, restrict or delay the ability of Buyer to consummate the transactions contemplated by this Agreement.

                  4.5 No Brokers, Finders, etc. Buyer has not paid nor will Buyer become obligated to pay any fee or commission to any broker, finder or other intermediary for or on account of the transactions contemplated by this Agreement.

                  4.6 Investment Intent. Buyer has such knowledge and experience in financial matters that it is capable of evaluating the merits and risks of its purchase of the HTO Interests. Buyer confirms that Seller, HTO and the Partnerships have made available to Buyer the opportunity to ask questions of the officers and management employees of HTO and the Partnerships and to acquire additional information about the business and financial condition of HTO and the Partnerships. Buyer is acquiring the HTO Interests for investment and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling the HTO Interests. Buyer acknowledges that the HTO Interests have not been registered under the Securities Act, or the securities or "blue sky" laws of any state, and agrees that the HTO Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state and foreign securities laws in each case, to the extent applicable.

                  4.7 No Outside Reliance. Buyer has performed its own analyses and investigation of the Business, HTO and the Partnerships and their financial condition, assets and liabilities. Buyer acknowledges that Seller is not making any representation or warranty, express or implied, except those representations and warranties set forth in this Agreement.

                                   ARTICLE V
                                   COVENANTS

                  The parties to this Agreement covenant and agree to take, and, to the extent applicable pursuant to this Article V, with respect to Buyer, to cause HTO from and after the Closing to take, the following actions:

                  5.1 Access; Investigation.

                  (a) Seller agrees, and agrees to cause its Affiliates and representatives, to keep confidential, not disclose to third parties and not use for its own business benefit all nonpublic information in their possession regarding HTO or any Partnership; provided, however that Seller and its Affiliates and representatives will not be required to maintain as confidential any information that (i) becomes generally available to the public other than as a result of disclosure (A) by Seller and its Affiliates and representatives or
(B) to the knowledge of Seller, by any other Person in violation of a duty of confidentiality between such Person and HTO or any Partnership, or (ii) is required to be disclosed pursuant to the terms of a valid subpoena or other requirement of Law and prior to such required disclosure, the disclosing party provides reasonable advance notice to HTO and reasonable assistance in obtaining confidential treatment of such information to the extent possible.

                  (b) At the Closing, Seller shall assign to Buyer, to the extent assignable, its rights under any confidentiality agreements between Seller and Persons other than Buyer that were entered into in connection with, or relating to, a possible sale of the Business, including without limitation, to the extent assignable, the right to enforce all terms of such confidentiality agreements; provided, however that to the extent such confidentiality agreements are not assignable, Seller agrees to take such action as may be reasonably necessary to enforce its rights thereunder for the benefit of HTO and the Partnerships, at Seller's cost and expense. At the Closing, Seller shall deliver to Buyer executed copies of all such confidentiality agreements to the extent available and permitted under such agreements. In addition, Seller will immediately request the return or destruction of all nonpublic information provided by Seller, HTO or the Partnerships or their respective representatives that is subject to such confidentiality agreements.

                  (c) On and after the Closing Date, all original books and records of HTO and the Partnerships shall remain with HTO and the Partnerships, respectively. If such books and records are prior to the Closing Date located in the offices of Seller or its Affiliates (other than HTO or the Partnerships), such books and records shall be delivered to by such party to HTO on or prior to the Closing Date. Except as otherwise provided in Section 7.2 with respect to Tax materials, Buyer and Seller agree from and after the Closing, to hold all of the books and records of HTO that relate to the period prior to the Closing Date, and not to destroy or dispose of any such books or records, for a period of seven (7) years from the Closing Date, and thereafter, if either party desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposal to the other party (or to such party's successors, assigns or other designees) the right to inspect and/or copy such books and records at such party's expense.

                  5.2 Further Actions.

                  (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts: (i) to obtain any licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with HTO or Seller or any of its Subsidiaries as are required in connection with the consummation of the transactions contemplated hereby; (ii) to effect all necessary registrations and filings; (iii) to defend any lawsuits or other legal proceedings, whether judicial or administrative, whether brought derivatively or on behalf of third parties (including Governmental Authorities or officials), challenging this Agreement or the consummation of the transactions contemplated hereby; and (iv) to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as reasonably may be requested in connection with the foregoing.

                  (b) If, after the Closing Date, Seller or Buyer identifies any books, records or other assets owned by Seller or its Affiliates that were in HTO's or any Partnership's possession as of the Closing (which are not Acquired Assets) or that were inadvertently transferred by Seller to Buyer, then Buyer agrees to cause such asset to be transferred promptly to Seller for no additional consideration. If, after the Closing Date, Seller or Buyer identifies any books, records or other assets in Seller's or its Subsidiaries' possession that are owned by HTO or any Partnership or that Seller or its Subsidiaries failed to transfer to Buyer at the Closing, Seller shall cause such assets to be promptly transferred to Buyer for no additional consideration.

                  (c) Seller shall, or shall cause its Subsidiaries (as applicable) to, promptly remit to Buyer any amounts received by it or them following the Closing in payment of any account receivable included in the Acquired Assets.

                  5.3 Joint Public Announcement. Without limiting the terms of the Confidentiality Agreement, except as required by applicable law or any stock exchange on which the capital stock of Seller or Buyer or any of their Affiliates is listed and provided that the disclosing party shall provide a copy of such release, statement or announcement as far in advance of its public disclosure as is reasonably practicable such that Buyer may provide comments thereto, no party to this Agreement or the other Transaction Agreements shall issue any press release, make any public announcement or statement or respond in writing to any press inquiry with respect to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby without the prior approval of the other parties. Notwithstanding the foregoing, the parties shall issue appropriate joint press releases, which shall be reasonably acceptable to Seller and Buyer, with respect to the transactions contemplated by this Agreement and the other Transaction Agreements following the execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby.

                  5.4 Employee Matters.

                  (a) Buyer shall have no obligation to hire any of the Business Employees. Each of the Business Employees whom Buyer or its Subsidiaries intend to hire are listed on Schedule 5.4(a) hereto and shall be offered employment by the Buyer or any of its Subsidiaries within an administratively reasonable period following the Closing Date, to be effective as of the Closing, which offers may be conditioned upon the active employment of such Business Employee by the Business as of the Closing Date. Those employees who accept the offer of employment from the Company or one of its Subsidiaries and commence active employment with the Company or one of its Subsidiaries shall be referred to herein as "Transferred Employees".

                  (b) Seller shall not engage in any activity intended to discourage any Business Employee from accepting an offer of employment from the Buyer or one of its Subsidiaries.

                  (c) Seller shall provide continuation health care coverage as required under COBRA to all individuals who are M&A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Treasury regulation
Section 54.4980B-9) with respect to the sale of the Business for the duration of the period to which such individuals are entitled to such coverage. Seller shall comply with the provisions of WARN and similar laws and regulations, if applicable, and shall be solely responsible for any and all liabilities, penalties, fines or other sanctions that may be assessed or otherwise due under such applicable laws and regulations on account of the dismissal or termination of any of the Business Employees as a result of, or in connection with, the sale of the Business hereunder.

                  The parties hereto acknowledge and agree that all provisions contained in this Section 5.4 with respect to employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including, without litigation, any employees, former employees, any participant in any Seller Plan or any beneficiary thereof or (ii) to continued employment with Seller or Buyer.

                  5.5 Non-Disparagement. Both Buyer and Seller agree not to, and to cause their respective Affiliates not to, at any time, on or after the Closing disparage any other party hereto or their respective Affiliates or any business or operations conducted by Buyer, HTO or the Partnerships prior to, or after the Closing.

                  5.6 Insurance. Following the Closing, Buyer and Seller shall cooperate, and cause their Affiliates to cooperate with each other in submitting any claims on behalf of Seller, Buyer, HTO or any of the Partnerships under any insurance policies maintained by Seller, Buyer, HTO or the Partnerships with respect to any loss, liability, damage, claim or expense relating to the Business occurring, or arising from events occurring, prior to the Closing.

                  5.7 Non-Competition.

                  (a) In order that Buyer and its Affiliates may have and enjoy the full benefit of the Business, Seller and its Affiliates agree that for a period of five (5) years commencing on the Closing Date, neither Seller nor any of its Affiliates will, without the express written approval of Buyer, directly or indirectly engage in, manage, own, operate, invest in, acquire or loan money to, any business which is a Competing Business. Notwithstanding the foregoing, the provisions of this Section 5.7(a) shall not restrict Seller or any of its Affiliates from acquiring and operating any Competing Business so long as Seller or such Affiliate divests all or a portion of the Competing Business conducted by such Person within six months of such transaction such that an acquisition by Seller or such Affiliate of the retained portion of the Competing Business would be permissible under the terms of this Section 5.7(a); provided that Seller or such Affiliate shall, at least thirty (30) days prior to such divestiture, deliver an offer notice to Buyer containing the price and terms of such divestiture. Such offer notice shall be deemed to be an offer of the Competing Business to Buyer on the same terms and conditions as proposed by such third party. Buyer shall first have the right, but not the obligation, to purchase all or a portion of the Competing Business specified in the offer notice at the price and on the terms specified therein by delivering written notice of such election to Seller or such Affiliate within thirty (30) days after the delivery of the offer notice.

                  (b) If Buyer (or a transferee of Buyer) transfers, directly or indirectly, by sale of stock, merger, sale of assets or otherwise, any part of the Business to one or more third parties, Seller's agreements in this Section
5.7 shall continue with respect to such third party transferees and each transferee shall have the same rights as Buyer hereunder. The parties agree that the remedy at law for any breach of any obligation under this Section 5.7 will be inadequate and that in addition to any other rights and remedies to which they may be entitled hereunder, at law or in equity, Buyer and its transferees shall be entitled to injunctive relief and reimbursement for all reasonable attorney's fees and other expenses incurred in connection with the enforcement hereof. In the event this Section 5.7 is held to be in any respect an unreasonable restriction upon Seller or any of its Affiliates by any court having competent jurisdiction, the court so holding may reduce the territory to which this Section 5.7 pertains and/or the period of time for which it operates, or effect any other change to the extent necessary to render this Section 5.7 enforceable by such court. As so modified this Section 5.7 will continue in full force and effect. Such decision by a court of competent jurisdiction shall not invalidate this Agreement, but this Agreement shall be interpreted, construed and enforced as not containing such invalidated provision.

                  (c) For purposes of this Section 5.7, "Competing Business" means any Person engaged in the business of developing, marketing, providing treatments and selling non-invasive surgical solutions by shock wave technology for treatment of (i) skin wounds in humans and animals or (ii) any condition in animals.

                  5.8 Transition Services Agreement. On the Closing Date, Seller and Buyer shall execute and deliver a transition services agreement (the "Transition Services Agreement"), pursuant to which Seller and Buyer shall each agree to provide certain transition services and information sharing and transfer services.

                  5.9 License Agreement. On the Closing Date, Seller and Buyer shall execute and deliver a license agreement (the "License Agreement"), pursuant to which Buyer shall provide a limited license to Seller under the Multi-Product Patent Rights.

                  5.10 Anti-Dilution. Prior to an Initial Public Offering, if Buyer shall (other than in connection with the issuance of Common Stock or Common Stock Equivalents to employees, officers, directors, consultants or agents of Buyer or any of its direct or indirect Subsidiaries with respect to any employee benefit plan, incentive award program or other compensation arrangement) (A) issue any Common Stock at a price per share less than Fair Market Value for such Common Stock, (B) issue any Common Stock Equivalents at a price per share less than Fair Market Value for such Common Stock or (C) enter into any contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any Common Stock or Common Stock Equivalents at a price per share less than Fair Market Value, prior to taking any such action described in the foregoing clause (A), (B) or (C), Buyer shall deliver a notice to Seller stating the number of shares of Common Stock or Common Stock Equivalents proposed to be issued and the price and other material terms on which it proposes to issue such Common Stock or Common Stock Equivalents. Within ten (10) days after receipt of such notice, Seller may elect to purchase that number of shares of Common Stock (or Buyer Share Equivalents, as the case may be) at the same purchase price as the price for the additional Common Stock (or Buyer Share Equivalents) to be issued so that, after the issuance, all of such Common Stock (or Buyer Share Equivalents), together with all Common Stock (or Buyer Share Equivalents) to be issued pursuant to this
Section 5.10 in connection therewith, Seller would, in the aggregate, hold the same proportional interest of the outstanding Common Stock (assuming, in the case of an issuance of Buyer Share Equivalents, the conversion, exercise or exchange thereof) as was held by Seller prior to the issuance of such additional Common Stock (or Buyer Share Equivalents).

                  5.11 Use of Name.

                  (a) Seller agrees for itself and its Affiliates that they shall cease all use of the name and mark "OssaTron," "ReflecTron," "EquiTron," "EvoTron" and "VersaTron" and/or any names or marks confusingly similar thereto after the Closing.

                  (b) Until the date that is eighteen (18) months from the date hereof, Seller and its Affiliates hereby grant to Buyer a worldwide, nontransferable, paid-up, irrevocable license and right to use "a former HealthTronics company."

                  5.12 Permits; Certain Regulatory Matters.

                  (a) Seller agrees, and shall cause its Subsidiaries, to cooperate with Buyer and to take all actions reasonably necessary, at Seller's reasonable expense, to bring into compliance any Governmental Permits listed on
Schedule 3.11 hereto as promptly as practicable following the Closing.

                  (b) Seller agrees, and shall cause its Subsidiaries, to cooperate with Buyer and to take all actions reasonably necessary, to bring into compliance any items described on Schedule 3.27 pursuant to Section 3.27(b) hereto as promptly as practicable following the Closing. Seller agrees to share equally any expenses (including with respect to consultants and advisors) relating thereto with Buyer; provided, however, that Buyer and Seller mutually agree with respect to the choice of any consultant and advisor, such agreement not to be unreasonably withheld.

                  5.13 Tax Matters.

                  (a) Section 754 Election. Set forth on Schedule 5.13(a) is a list indicating whether each of HTO and the Partnerships has in effect, as of the Closing Date, a valid election under Section 754 of the Code. Seller has provided a copy of each such election to Buyer.

                  (b) FIRPTA Certificate. On or prior to the Closing Date, Buyer shall have received from Seller a certificate in compliance with Treasury Regulation Section 1.1445-2(b), certifying that Seller is not a "foreign person" under Section 1445 of the Code.

                  5.14 ELC 114. Seller agrees that it will promptly following the Closing conduct a joint inspection, with one or more of Buyer's representatives present, of each item of machinery, each tool and each item of other equipment that is used or can be used in the production and refurbishment of ELC 114 electrodes (an "Equipment Item"). Seller agrees that in the event that it is discovered that Seller or its Affiliates own more than one of the same Equipment Item that fulfills the same purpose, Seller will assign to Buyer, at no additional consideration, one of those Equipment Items, such that Seller retains at least one entire set of Equipment Items in good working order and repair. Furthermore, subject to the terms of the License Agreement, Seller will upon request by Buyer provide advice and consultation to assist Buyer in developing the manufacturing capabilities for the ELC 114.

                  5.15 Certain Additional Assets. Seller and Buyer agree that, promptly following the Closing Seller will sell to Buyer, and Buyer will purchase from Seller, those Versatrons, Versatrodes and Evotrodes included on
Schedule 2.2(d) under "Other Excluded Assets," at the invoice price charged to Seller and as agreed upon by Buyer and Seller.

                                   ARTICLE VI
                                INDEMNIFICATION

                  6.1 Survival of Representations, Etc. All of the representations, warranties, covenants and indemnities set forth in this Agreement or in any certificate, document or other instrument delivered at the Closing in connection with this Agreement or contemplated by this Agreement shall survive the Closing indefinitely, except that (a) except as otherwise expressly set forth in this Section 6.1, the representations and warranties of Seller set forth in this Agreement shall survive until the date 24 months after the Closing Date; (b) the representations and warranties of Seller set forth in
Section 3.15 (Environmental) and 3.16 (Intellectual Property) shall survive the Closing for a period of five (5) years; (c) the representations and warranties of Seller set forth in Sections 3.1 (Organization), 3.2 (Capitalization), 3.4 (Authorization; Enforceability), 3.20 (Contracts with Affiliates), 3.21 (Brokers), 4.1 (Organization), 4.2 (Authorization) and 4.5 (Brokers) shall survive the Closing indefinitely and (d) the representations and warranties set forth in Sections 3.18 (Taxes) and 3.19 (Employee Benefits) shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations, giving effect to any extension (whether automatic or permissive) of such period. The expiration of any representation or warranty as provided in this Section 6.1 shall preclude any indemnity with respect thereof under this
Article VI from and after the time such representation, warranty or covenant shall have expired; provided, however, that the expiration of any such representation or warranty shall not affect the rights of any party in respect of any such indemnity claim therefor as to which valid notice thereof has been given under this Article VI prior to the expiration of the applicable survival period provided in this Section 6.1.

                  6.2 Indemnification by Seller.

                  (a) From and after the Closing, Seller shall indemnify, defend, save and hold harmless Buyer, its Affiliates (including without limitation, HTO and the Partnerships) and the successors of the foregoing and their respective Representatives (collectively, the "Buyer Indemnified Parties"), from and against any and all Losses sustained or incurred by any Buyer Indemnified Party and arising out of in connection with or relating to (i) any misrepresentation or breach of warranty given or made by Seller in this Agreement; (ii) any breach of or failure to perform any covenant or agreement made by Seller in this Agreement or in the other Transaction Agreements; (iii) any liabilities, other than Assumed Liabilities, arising out of or pertaining to actions or omissions prior to the Closing, insofar as they relate to the Business, including, without limitation, any Losses arising out of or related to any of the patents described on Schedule 6.2 hereto or the dissolution, merger, consolidation, restructuring or cessation of operations of any Subsidiary (including any such Subsidiary involved in the operation of the Business) or Partnership prior to the Closing Date; (iv) the Excluded Liabilities (including any liability of Seller or its Affiliates that becomes a liability of Buyer under any bulk transfer law of any jurisdiction, under any common law doctrine of de factor merger or successor liability, or otherwise by operation of law); and (v) the ownership or operation of any Excluded Assets. Solely for purposes of determining the amount of any Losses arising out of, relating to or resulting from any breach of any representation or warranty, the representations and warranties of Seller or Buyer, as the case may be, shall be considered without giving effect to any limitation or qualifications as to "knowledge," "materiality," "Material Adverse Effect" or any other derivation of the word "material".

                  (b) Notwithstanding anything to the contrary contained in this Agreement, (i) (except a claim for Losses related to Sections 3.1 (Organization), 3.2 (Capitalization), 3.18 (Taxes), each of which shall not be subject to this Section 6.2(b)), no indemnification under Section 6.2(a)(i) shall be made by Seller, and Seller shall not have any liability therefor, unless and until the aggregate amount of Losses subject to indemnification by Seller pursuant thereto shall exceed $125,000, and once such threshold amount is exceeded Seller shall indemnify the Buyer Indemnified Parties, and shall be liable, only for the amount of any such Losses in excess of such threshold amount, (ii) the aggregate amount required to be paid by Seller pursuant to
Section 6.2(a)(i) shall not exceed $7,000,000 plus the amounts actually received by Seller under the First Note and the Second Note, and Seller shall not indemnify the Buyer Indemnified Parties pursuant to Section 6.2(a)(i) and shall not have any liability to any Buyer Indemnified Party for, and the Buyer Indemnified Parties shall have no right to recover from Seller pursuant to
Section 6.2(a)(i), any amount of Losses which exceeds (and from and after the time Losses exceed) such amount. For the avoidance of doubt, the limitations on indemnification set forth in this Section 6.2(b) shall not apply to Losses sustained or incurred by any Buyer Indemnified Party pursuant to subsections
(ii), (iii), (iv) or (v) of Section 6.2(a).

                  6.3 Indemnification by Buyer.

                  (a) From and after the Closing, Buyer shall indemnify, defend, save and hold harmless Seller, its Affiliates and their respective Representatives (collectively, the "Seller Indemnified Parties") from and against any and all Losses incurred by any Seller Indemnified Party and arising out of or resulting from (i) any misrepresentation or breach of warranty given or made by Buyer in this Agreement or the other Transaction Agreements; (ii) any breach of or failure to perform any covenant or agreement made by Buyer in this Agreement or the other Transaction Agreements; and (iii) the ownership or operation after the Closing of the Business, except, with respect to this
Section 6.3, to the extent to which any Buyer Indemnified Party is entitled to indemnification by Seller as to such Losses pursuant to Section 6.2, or would be entitled to such indemnification but for the limits on survival set forth in
Section 6.1. Any payments pursuant to Section 6.2 or this Section 6.3 shall be treated as an adjustment to the Final Purchase Price for Tax purposes.

                  (b) Notwithstanding anything to the contrary contained in this Agreement (except a claim for Losses related to Sections 4.1, 4.2 and 4.5, each of which shall not be subject to this Section 6.3(b)), (i) no indemnification under Section 6.3(a)(i) shall be made by Buyer, and Buyer shall not have any liability therefor, unless and until the aggregate amount of Losses subject to indemnification by Buyer pursuant thereto shall exceed $125,000, and once such threshold amount is exceeded Buyer shall indemnify the Seller Indemnified Parties, and shall be liable, only for the amount of any such Losses in excess of such threshold amount, (ii) the aggregate amount required to be paid by Buyer pursuant to Section 6.3(a)(i) shall not exceed $7,000,000, plus the amounts actually received by Seller under the First Note and the Second Note, and Buyer shall not indemnify the Seller Indemnified Parties pursuant to Section 6.3(a)(i) and shall not have any liability to any Seller Indemnified Party for, and the Seller Indemnified Parties shall have no right to recover from Buyer pursuant to Section 6.3(a)(i), any amount of Losses which exceeds (and from and after the time Losses exceed) such amount. For the avoidance of doubt, the limitations on indemnification set forth in this Section 6.3(b) shall not apply to Losses sustained or incurred by any Seller Indemnified Party pursuant to subsections (ii) or (iii) of Section 6.3(a).

                  6.4 Notice of Indemnity Claims. If any Buyer Indemnified Party or Seller Indemnified Party entitled to or seeking indemnification hereunder (an "Indemnified Party") (a) determines that any event, occurrence, fact, condition or Claim has given or could give rise to Losses for which such Indemnified Party is or may be entitled to, or may seek, indemnification under this Agreement, (b) otherwise identifies an event, occurrence, fact, condition or Claim giving rise (or which may give rise) to a right of indemnification hereunder in favor of such Indemnified Party, or (c) with respect to any Third Party Claim, becomes aware of the assertion of any Claim or of the commencement of any action, suit or proceeding at law or in equity (any of the foregoing, an "Indemnity Claim"), such Indemnified Party shall promptly notify the party obligated to provide indemnification or from whom indemnification is being or will be sought (the "Indemnifying Party") in writing of such Indemnity Claim (a "Claim Notice") describing in reasonable detail the facts giving rise to the claim for indemnification under this Agreement and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection with this Agreement upon which such claim is based; provided, however, that the failure of any Indemnified Party to give timely notice thereof shall not affect any of its rights to indemnification hereunder nor relieve the Indemnifying Party from any of its indemnification obligations hereunder, except to the extent the Indemnifying Party is materially prejudiced by such failure. Any Claim Notice not relating to a Third Party Claim shall specify the nature of the Loss and the estimated amount thereof. After the giving of any Claim Notice pursuant to this Agreement, the amount of indemnification to which an Indemnified Party shall be entitled under this Article VI shall be determined: (a) by the written agreement between the Indemnified Party and the Indemnifying Party; (b) by a final judgment or decree of any court of competent jurisdiction; or (c) by any other means to which the Indemnified Party and the Indemnifying Party shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

                  6.5 Indemnification Procedures. Any obligation to provide indemnification hereunder with respect to any action, suit or proceeding at law or in equity by or against any third party, including any Governmental Authority (a "Third Party Claim"), shall be subject to the following terms and conditions:

                  (a) Upon receipt of a Claim Notice in respect of any such Third Party Claim, the Indemnifying Party shall be entitled, at its option and its sole cost and expense and upon written notice to the Indemnified Party within fifteen (15) days of its receipt of such

Claim Notice, to assume and control the defense, compromise, settlement and investigation of such Indemnity Claim, including the management of any proceeding relating thereto, and to employ and engage counsel reasonably acceptable to the Indemnified Party; provided, however, that if there exists a conflict of interest (other than one of a monetary nature) or if the Indemnified Party has been advised by counsel that there may be one or more legal or equitable defenses available to it that are different from or additional to those available to the Indemnifying Party, which, in either case, would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, then the Indemnified Party shall be entitled to retain its own counsel at the reasonable cost and expense of the Indemnifying Party (except that the Indemnifying Party shall not be obligated to pay the fees and expenses of more than one separate counsel for all Indemnified Parties, taken together).

                  (b) In the event the Indemnifying Party (i) exercises the right to undertake the defense and investigation of any such Indemnity Claim as provided in Section 6.5(a), (A) the Indemnified Party may, at its sole cost and expense (subject to Section 6.5(a)), participate in the defense of such Indemnity Claim, (B) the Indemnified Party agrees to cooperate with the Indemnifying Party in such efforts and make available to the Indemnifying Party all witnesses, records, materials and information in the Indemnified Party's possession, under its control or to which it may have access as may be reasonably required by the Indemnifying Party, and (C) the Indemnifying Party will keep the Indemnified Party reasonably informed of the progress of the defense of any such Indemnity Claim, or (ii) fails to so assume the defense and investigation of any such Indemnity Claim as provided in Section 6.5(a), (A) the Indemnified Party against which such Indemnity Claim has been asserted shall have the right to undertake the defense, compromise, settlement and investigation of such Indemnity Claim on behalf of, and at the cost and expense of and for the account and risk of the Indemnifying Party, (B) the Indemnifying Party agrees to cooperate with the Indemnified Party in such efforts and make available to the Indemnifying Party all witnesses, records, materials and information in the Indemnified Party's possession, under its control or to which it may have access as may be reasonably required by the Indemnifying Party, and
(C) the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of the defense of any such Indemnity Claim.

                  (c) Notwithstanding the foregoing, an Indemnified Party shall have the right to jointly control the defense of any claim or demand against such Indemnified Party in the event the potential Losses with respect to such Indemnity Claim, when aggregated with all other satisfied or pending Losses subject to indemnification pursuant to Section 6.2 or 6.3 hereof exceed the limits set forth in Section 6.2(b), in the case of any Seller or in Section 6.3, in the case of Buyer.

                  6.6 Settlement of Indemnity Claims. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (a) settle or compromise any Indemnity Claim or consent to the entry of any final judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff of a written release or releases from all liability in respect of such Indemnity Claim of all Indemnified Parties affected by such Indemnity Claim, or (b) settle or compromise any Indemnity Claim if the settlement imposes equitable remedies, material obligations on the Indemnified Party other than financial obligations for which such Indemnified Party will be indemnified hereunder, or in any way restricts or adversely affects the future conduct or activity of the Indemnified Party or any Affiliate thereof. No Indemnity Claim shall be settled or compromised by the Indemnified Party without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld, conditioned or delayed.

                  6.7 Exclusivity of Indemnification Remedy. Except for any equitable relief, including injunctive relief or specific performance, to which any party to this Agreement may be entitled, the indemnification provided in this Article VI shall be the sole and exclusive remedy of any party with respect to this Agreement or the transactions contemplated by this Agreement, except with respect to any Losses incurred by any party as a result of fraud on the part of the other party.

                                   ARTICLE VII
                                   TAX MATTERS

                  7.1 Liability and Indemnification for Taxes

                  (a) To the extent permitted by law, Seller (or the appropriate member of the Seller Tax Group) shall claim all Tax deductions arising by reason of exercises of options to acquire Seller's stock held by employees of the Business. If all or any part of a tax deduction claimed pursuant to this Section 7.1(a) is disallowed to Seller (or any member of the Seller Tax Group), to the extent permitted by law, Buyer shall claim such Tax deduction. Seller shall withhold applicable Taxes and satisfy applicable Tax reporting obligations with respect to exercises of options to acquire Seller's stock held by employees of the Business. If Buyer (or any Affiliate of Buyer) actually realizes any Tax benefit (assuming such Tax benefit is realized after the use of all other losses, deductions, credits or items of Buyer or such Affiliate of Buyer) in any Taxable Period as a result of any deduction claimed by Buyer pursuant to this
Section 7.1(a), Buyer shall pay the amount of such Tax benefit in such Taxable Period to Seller; provided that Seller does not otherwise realize a related Tax benefit (such as an adjustment to the amount of gain or loss recognized by Seller upon the sale of the HTO Interests to Buyer) in connection with such exercises of options.

                  (b) All transfer and other similar Taxes (including, without limitation, real and personal property transfer taxes) incurred in connection with the transactions contemplated by this Agreement shall be borne by Seller.

                  7.2 Assistance and Cooperation. After the Closing Date, Seller and Buyer shall (and shall cause their respective Affiliates to):

                  (a) timely assist the other party in preparing any Tax Returns of HTO or the Partnerships or with respect to the Acquired Assets and the Business;

                  (b) timely cooperate fully in preparing for any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of HTO or the Partnerships or with respect to the Acquired Assets and the Business, including making employees available on a mutually convenient basis to testify at any proceeding;

                  (c) make available to the other party and to any Taxing Authority in a timely manner as reasonably requested all information, records, databases and documents relating to Taxes of HTO or the Partnerships or with respect to the Acquired Assets and the Business;

                  (d) within thirty (30) days of the receipt of a written request therefor, furnish the other with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Taxable Period for which the other may have a liability;

                  (e) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes; and

                  (f) use reasonable best efforts to properly retain and maintain accounting and Tax records and information, in a timely manner consistent with Taxing Authority guidelines, to the extent such records and information relate to HTO, the Partnerships or the Acquired Assets or the Business until ninety (90) days following the expiration of the applicable statute of limitations period, and promptly notify the other prior to the destruction of any such Tax records or information and provide the other party a reasonable opportunity to make and retain copies of any such Tax records or information.

                  7.3 Confidentiality of Tax Information. Unless otherwise required by law, stock exchange regulation or legal proceedings, each party shall, and shall cause its Representatives to, keep confidential any non-public Tax information, records and documents disclosed by the other party, or to which such party has received or been granted access, pursuant to this Article VII and will not use such Tax information for any purpose other than making the determinations and taking such other actions contemplated by this Article VII.

                  7.4 Termination of Tax Sharing Agreements. Any Tax sharing agreement or arrangement to which HTO or any of the Partnerships is a party shall be terminated or amended as of or prior to the Closing Date and, from and after the Closing Date, none of HTO nor the Partnerships shall be bound thereby or have any liability thereunder.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

                  8.1 Expenses. Except as otherwise provided in this Agreement or the other Transaction Agreements, each party to this Agreement shall pay all of its own costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all terms, agreements, covenants and conditions contained in this Agreement and the other Transaction Agreements on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants. Notwithstanding the foregoing, (a) Seller will be solely responsible for all the fees and expenses incurred by HTO or the Partnerships prior to Closing in connection with the negotiation, execution, delivery and performance of this Agreement and the other Transaction Agreements and (b) Buyer and Seller shall share equally any and all consulting expenses and travel expenses incurred in connection with the transactions contemplated hereby and relating to compliance by Buyer with FDA regulations.

                  8.2 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) five business days after being sent by registered or certified mail, return receipt requested, (ii) upon delivery, if hand delivered,
(iii) one business day after being sent by prepaid overnight courier with guaranteed delivery, with a record of receipt, or (iv) upon transmission with confirmed delivery if sent by cable, telegram, facsimile or telecopy, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice); provided that each party shall be required to transmit such notice by facsimile:

                  (a) if to Buyer:

                      SanuWave, Inc.
                      44 Montgomery Street, Suite 860
                      San Francisco, California 94104
                      Attention:  Chris Puscasiu
                      Facsimile No.: (617) 507-0438

                  with a copy to:

                      Simpson Thacher & Bartlett LLP
                      3330 Hillview Avenue
                      Palo Alto, California 94304
                      Attention:  Michael J. Nooney
                      Facsimile No.:  (650) 251-5002

                  (b) if to Seller:

                      HealthTronics, Inc.
                      1301 S. Capital of Texas Hwy., Suite B-200
                      Austin, Texas 78746
                      Attention: James Whittenburg
                      Facsimile No.: (512) 314-4305

                  8.3 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained in this Agreement unless the deletion of such provisions or provisions would result in such a material change as to cause completion of the transactions contemplated by this Agreement to be unreasonable.

                  8.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been executed and delivered by each of the parties. Such execution and delivery may be evidenced by an exchange of facsimile or telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted.

                  8.5 Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by either party to this Agreement without the prior written consent of the other party; provided, however, Buyer may assign any or all if its rights and obligations under this Agreement to any affiliate of Buyer, or to a lender of Buyer as collateral for indebtedness, or in connection with a merger, consolidation, conversion or sale of assets of Buyer (provided that no such assignment shall release Buyer from any obligation under this Agreement). Any purported assignment not in compliance with this Section 8.5 shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors or assigns, heirs, legatees, distributees, executors, administrators and guardians.

                  8.6 No Third Party Beneficiaries. Except as provided in
Section 5.5 and Article VI, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

                  8.7 Descriptive Headings. Titles and headings to Articles and Sections in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

                  8.8 Schedules and Exhibits; Construction of Certain Provisions. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth in their entirety in this Agreement. Each disclosure in the Disclosure Schedule shall be deemed to qualify all representations and warranties of Seller, notwithstanding the lack of a specific cross-reference, except to the extent that its applicability to a particular representation, warranty, agreement or condition is not reasonably apparent from the disclosure thereof. Buyer acknowledges that the disclosure or inclusion of any specific agreement, document, instrument, report, item, fact or event by Seller in the Disclosure Schedule shall not create any implication or constitute any admission by Seller or its Affiliates or their respective Representatives that such agreement, document, instrument, report, item, fact or event is material to the Business, HTO or to the Partnerships or their respective financial condition, businesses, operations, liabilities, assets or properties or would constitute a Material Adverse Effect. Buyer further acknowledges that the specification of any dollar amount in the representations and warranties contained in this Agreement or in the Disclosure Schedule is not intended to imply that such amount or higher or lower amounts are or are not material. Buyer shall not use the fact of any disclosure or inclusion of any such agreement, document, instrument, report, item, fact or event in the Disclosure Schedule or the setting of such amounts in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement.

                  8.9 No Implied Representation. Except as expressly set forth in Article III or any other provision of this Agreement, Seller makes no representation or warranty whatsoever, express or implied, in respect of Seller, HTO or the Partnerships.

                  8.10 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Except as provided in Section 6.1, the failure of any party to this Agreement to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part of this Agreement or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

                  8.11 Governing Law; Jurisdiction; Waiver of Jury Trial.

                  (a) THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE.

                  (b) Each of the parties to this Agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any California state court, or Federal court of the United States of America, sitting in the Northern District of California, and any appellate court to any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection with this Agreement or the transactions contemplated by this Agreement or by the agreements delivered in connection with this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such California state court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such California state or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such California state or Federal court. Each of the parties to this Agreement agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

                  (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS
SECTION 8.11.

                  8.12 Enforcement. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity.

                  8.13 Entire Agreement; Amendments; Electronic Signatures. This Agreement, including the Schedules and Exhibits, and the Confidentiality Agreement contains the entire understanding of the parties to this Agreement with regard to the subject matter contained in this Agreement. This Agreement may only be amended, modified or supplemented by written agreement of the parties. No agreement made through the use of electronic records or electronic signatures, as those terms are used in the Electronic Signatures in Global and National Commerce Act, 15 U.S.C. Section 7001 et. seq., or the Delaware Uniform Electronic Transactions Act, 6 Del. C. Section 12A-101 et. seq., shall be enforceable or binding on either party to this Agreement.

                  8.14 Construction; Joint Drafting. The parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed consistent with the joint drafting of this Agreement by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.



                            {Signature page follows}

                  IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed as of the day and year first above written.

                                   "Seller"

                                   HEALTHTRONICS, INC.


                                   By:
                                          -------------------------------------
                                   Name:  James Whittenburg
                                   Title: Senior Vice President Development,
                                          General Counsel and Secretary


                                   "Buyer"

                                   SANUWAVE, INC.


                                   By:
                                          -------------------------------------
                                   Name:  Christian Puscasiu
                                   Title: President




                     SIGNATURE PAGE TO PURCHASE AGREEMENT

                                    EXHIBIT A

                                  Bill of Sale

                                    EXHIBIT B

                       Assignment and Assumption Agreement

                                    EXHIBIT C

                  Transferred Intellectual Property Assignments

                                 SCHEDULE 1.1(a)

                               Excluded Contracts

         [To include list of contracts that should not be transferred.]

                                 SCHEDULE 1.1(b)

                              Transferred Contracts

          [To include list of contracts necessary to the Business, not at Partnership level.]

                                 SCHEDULE 1.1(c)

                                The Partnerships

          [To include list of partnerships held by HTO at Closing, and indirectly transferred to Buyer.]

                                  SCHEDULE 2.1

                                 Acquired Assets


         Acquired Assets include the following:

1.       all of the outstanding HTO Interests;

2.       all of the outstanding Other Interests.

3. the rights and benefits of Seller or its Subsidiaries, as applicable, under the Transferred Contracts;

4. the Transferred Intellectual Property, including the rights of Seller, its Subsidiaries, HTO or any of the Partnerships to pursue, recover and retain damages, costs and attorney's fees for the past, present and future infringement, impairment, misappropriation or violation of any of the Transferred Intellectual Property;

5. Government Permits to the extent legally transferable by Seller or its Subsidiaries;

6. all raw materials, work-in-process, finished goods, supplies, packaging materials, parts, goods for sale and other inventories, whether or not in transit on the Closing Date; that are used, intended to be used, or held for use primarily by or for the Business and that are owned by Seller or its Affiliates;

7. all furniture, fixtures, machinery and equipment owned by Seller or its Subsidiaries and used primarily in the Business;

8. all Accounts Receivable outstanding on or after the opening of Business on the Closing Date;

9. copies of all books and records pertaining to the Business or Acquired Assets, including but not limited to all books of account, journals and ledgers, files, correspondence, memoranda, maps, plats, suppliers lists, customer lists, catalogs, promotional materials, machinery diagrams and plans, (B) copies of all books, records and other materials pertaining to the Business or Acquired Assets provided by Seller or its Affiliates to Buyer in connection with Buyer's due diligence investigation of the Business and Acquired Assets or otherwise in connection with the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, excluding in each case such books, records and materials that exclusively relate to the Excluded Liabilities or the Retained Business, and (C) originals of the Transferred Contracts, to the extent existing in Sellers' files;

10. all of Sellers' rights, claims, counterclaims, cross claims, credits, causes of action, rights of set-off against third parties, rebates or refunds to the extent relating to the Acquired Assets, the Business or the Assumed Liabilities, including unliquidated rights under manufacturers' and vendors' warranties;

11. all assets and rights of Seller and its Subsidiaries (other than HTO and the Partnerships) listed on Schedule X hereto;

12. all other assets and rights of Seller and its Subsidiaries (other than HTO and the Partnerships) used primarily in the conduct of the Business that are (A) not of a category or type described in the foregoing clauses (i) through (xii) or (B) not Excluded Assets.

                                 SCHEDULE 2.2(d)

                                 Excluded Assets



         Excluded Assets include the following:

o Any and all rights of Seller or its Subsidiaries under the patents described on Schedule 6.2, including such rights granted in all license agreements between HMT and Healthtronics in connection with the bankruptcy proceeding of HMT to make, use market for sale, sell and import.

o    [To list partnership interests that are not being transferred]

                                 SCHEDULE 2.4(g)

                              Excluded Liabilities



Any obligation or liability arising from or related to any claim of a right to or interest in any of the Initial Purchase Price by any third party, whether as a result of a tag-along right, pre-emptive right or otherwise, including without limitation in connection with the Amended and Restated Joint Venture Agreement dated August 23, 2003, by and among HealthTronics Surgical Services, Inc., HTO, Bone & Joint Treatment Centers of America, Miami Medical Management, Inc. and Bone & Joint Center of South Florida.

                                  SCHEDULE 6.2

                                 Certain Patents

The patents that are the subject of the matter filed in the District Court of Kreuzlingen, Switzerland, relating to claims by HMT High Medical Technologies AG and HMT Holding AG against HMT Invest AG and its shareholders, Karl-Heinz Restle, Werner Schwarze, Walter Uebelacker and Axel Voss.

                                   SCHEDULE X

                               Transferred Assets